As filed with the Securities and Exchange Commission on May 12, 2005
Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

THE SPORTSMAN’S GUIDE, INC.
(Exact name of registrant as specified in its charter)

Minnesota	41-1293081
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
411 Farwell Avenue
South St. Paul, Minnesota 55075
Telephone: (651) 451-3030
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Gregory R. Binkley
President and Chief Executive Officer
411 Farwell Avenue
South St. Paul, Minnesota 55075
Telephone: (651) 451-3030
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of communications to:

Steven R. Watts, Esq.	Timothy J. Moore, Esq.
Andrew K. Cherney, Esq.	John M. Geschke, Esq.
Chernesky, Heyman & Kress P.L.L.	Cooley Godward LLP
10 Courthouse Plaza, SW	Five Palo Alto Square
Suite 1100	3000 El Camino Real
Dayton, Ohio 45401-3808	Palo Alto, California 94306
Telephone: (937) 449-2800	Telephone: (650) 843-5000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
     If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered(1)	Registered(2)	Price per Share(3)	Offering Price(2)(3)	Fee

Common Stock, par value $.01 per share	2,875,000 Shares	$19.11	$54,941,250.00	$6,466.59

(1)	This registration statement also relates to Common Stock Purchase Rights, or the Rights, issued pursuant to the Rights Agreement dated as of May 11, 1999 between the registrant and Wells Fargo Bank, N.A., as successor to Norwest Bank Minnesota, N.A., as Rights Agent. Until the occurrence of certain events, the Rights are not exercisable, are evidenced by the Common Stock certificates and will be transferred with and only with the Common Stock certificates. Thereafter, separate Rights certificates will be issued representing one Right for each share of Common Stock held, subject to adjustment as provided in the Rights Agreement.

(2)	Includes 375,000 shares, which may be sold upon exercise of the underwriters’ over-allotment option.

(3)	Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low sales prices of the registrant’s common stock on the Nasdaq National Market on May 10, 2005.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED May 12, 2005
PROSPECTUS
2,500,000 Shares
THE SPORTSMAN’S GUIDE, INC.
Common Stock

We are offering for sale 2,500,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “SGDE.” The last reported sale price on May 10, 2005 was $19.20 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

PRICE $          PER SHARE

	Per Share	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$
We have granted the underwriters a right to purchase up to 375,000 additional shares at the public offering price, less the underwriting discounts, within 30 days from the date of this prospectus to cover over-allotments, if any.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
RBC Capital Markets, on behalf of the underwriters, expects to deliver the shares on or about                      , 2005.

RBC Capital Markets	Roth Capital Partners

                     , 2005.

      You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.
      In this prospectus “we,” “us,” “our” refer to The Sportsman’s Guide, Inc. and its subsidiaries.
      Our fiscal year ends on the Sunday nearest December 31, but for clarity of presentation, we describe all periods as if the year end is December 31. Unless the context otherwise requires, all reference to years in this prospectus are to our fiscal years.
      Industry and market data used throughout this prospectus is based on independent industry publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are reliable, we have not independently verified the information from these third-party sources and cannot guarantee their accuracy or completeness.

3-FOR-2 STOCK SPLIT
       As of March 1, 2005, our Board of Directors approved a 3-for-2 split of our common stock, in the form of a 50% stock dividend, paid on April 15, 2005 to shareholders of record on March 25, 2005. All information in this prospectus concerning shares of our common stock has been adjusted to reflect the 3-for-2 split.

PROSPECTUS SUMMARY
       The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial statements and notes thereto appearing elsewhere in or incorporated by reference in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included in this prospectus.
Our Business
      We are a multi-channel direct marketer of value-priced outdoor gear, general merchandise and golf equipment/ accessories. We market our high-quality products through catalogs and ecommerce websites. We currently have two reportable business segments, The Sportsman’s Guide, or TSG, our original business, and The Golf Warehouse, or TGW, acquired in 2004. TSG markets and sells value-priced outdoor gear and general merchandise, with a special emphasis on outdoor clothing, equipment and footwear, through catalogs and two ecommerce websites, www.sportsmansguide.com and www.bargainoutfitters.com. TGW markets and sells name-brand golf equipment, apparel and accessories through one ecommerce website, www.TGW.com, catalogs and one retail store. In 2004, we had approximately 24.0 million unique visitors to our websites.
      Our online business has grown considerably over the last three years. Our business mix has shifted from approximately 21.8% of orders online in 2001 to approximately 44.9% of our orders in 2004. For the year ended December 31, 2004, we reported consolidated net sales of $232.5 million, an increase of 19.4% from the prior year, and earnings before income taxes of $11.9 million as compared to $9.6 million in the prior year, an increase of 23.6% from the prior year.
      In 2004, we published Buyer’s Club, main and specialty catalog editions for TSG. TGW published Spring, Father’s Day, Summer and Holiday editions in 2004. During this period, total catalogs mailed to existing and prospective TSG customers was approximately 49.0 million and total catalogs mailed by us to existing and prospective TGW customers was approximately 1.5 million. Through our catalogs and websites in 2004, we shipped more than 2.4 million orders to what we estimate to be more than 1.3 million customers. At year end, TSG had 382,000 Buyer’s Club Members, which has been one of our most significant and successful marketing programs.
      Our business was founded in 1970 and incorporated as TSG in 1977. Originally limited to a small selection of merchandise targeted to the deer hunter, our product offerings have gradually evolved to a broader range of merchandise intended to appeal to those interested in pursuing the outdoor lifestyle, in general, and the value-oriented outdoorsman, in particular. On June 29, 2004, we acquired The Golf Warehouse, L.L.C., an online and catalog retailer of golf equipment, apparel and accessories with offices and warehouse facilities in Wichita, Kansas. TGW was founded in 1997.
Our Strategy
      Our objective is to become a leading multi-channel direct marketer of value-priced outdoor gear, general merchandise and golf equipment/ accessories. Key elements of our growth strategy include:

•	Capitalize on Complementary Business Opportunities. We continuously evaluate opportunities to develop or acquire new businesses in attractive outdoor product categories or with a similar customer base.

•	Expand Product Offerings and Merchandise Categories. We strive to provide quality products at the lowest prices with a convenient and simple shopping experience. We intend to selectively expand our product categories and broaden the merchandise offered in our existing categories.

•	Increase Our Percentage of Online Business. We seek to grow our online business by focusing on the most efficient methods to acquire customers. We plan to continue to use targeted email marketing, affiliate marketing programs and sponsored listings through partner websites to drive traffic to our websites.

•	Broaden Our Factory Direct Vendor Relationships. We plan to increase the number of direct vendor shipping relationships that allow us to expand our online product offerings and categories easily with minimal capital investment.

•	Increase TSG Buyer’s Club Membership. We will continue to develop new marketing promotions with the goal of increasing the number of new club members and retaining current members.
Recent Events
      On May 4, 2005, we reported financial results for the quarter ended March 31, 2005. Net sales for the quarter ended March 31, 2005 were $64.3 million, compared with $44.6 million reported for the quarter ended March 31, 2004. The 44.2% increase in consolidated net sales was largely due to the inclusion of net sales from TGW in the quarter ended March 31, 2005. Net earnings for the quarter ended March 31, 2005 was $2.1 million, or $0.26 per fully diluted share, compared with net earnings of $1.2 million, or $0.15 per fully diluted share, reported for the quarter ended March 31, 2004.
Company Information
      We are organized as a Minnesota corporation. Our principal executive offices are located at 411 Farwell Avenue, South St. Paul, Minnesota 55075 and our telephone number is (651) 451-3030. Our investor relations website address is www.sportsmansguideir.com. The information contained on our websites is not a part of this prospectus.
      Our service marks “The Sportsman’s Guide”, “Bargain Outfitters”, “The ’Fun-to-Read’ Catalog” and “The ’Fun-to Browse’ Website” have been registered with the U.S. Patent and Trademark Office. “The Sportsman’s Guide” mark has also been registered in Canada. We own U.S. registrations and applications covering other trademarks and service marks used in our TSG business. We use the “tgw.com”, “The Golf Warehouse” and other trade names in our TGW business.

THE OFFERING

Common stock offered by us	2,500,000 shares

Common stock to be outstanding after this offering	9,619,105 shares

Dividend Policy	We currently do not anticipate paying cash dividends on our common stock.

Use of proceeds	We intend to use the net proceeds from this offering to repay a $5.0 million term loan, acquire or develop new businesses and provide working capital. See “Use of Proceeds.”

Nasdaq National Market symbol	SGDE
      The number of shares of common stock that will be outstanding after this offering is based on 7,119,105 shares outstanding as of March 31, 2005, and excludes:

•	1,997,460 shares of common stock that are issuable on exercise of employee stock options that were outstanding as of March 31, 2005 at a weighted average exercise price of $8.36 per share; and

•	159,494 shares of common stock that are reserved for future grants of stock options.
      Unless otherwise stated, information throughout this prospectus assumes that the optionholders do not exercise their options to purchase shares of our common stock and that the underwriters do not exercise their over-allotment option to purchase up to 375,000 additional shares of our common stock.
3-FOR-2 STOCK SPLIT
       As of March 1, 2005, our Board of Directors approved a 3-for-2 split of our common stock, in the form of a 50% stock dividend, paid on April 15, 2005 to shareholders of record on March 25, 2005. All information in this prospectus concerning shares of our common stock has been adjusted to reflect the 3-for-2 split.

SUMMARY CONSOLIDATED FINANCIAL DATA
       The following table summarizes our consolidated financial data for the periods presented below. The summary consolidated financial data for years ended December 31, 2002, 2003 and 2004 are derived from our audited financial statements included elsewhere in this prospectus. Our fiscal year ends on the Sunday nearest December 31, but for clarity of presentation, we describe all periods as if the year ended on December 31. Unless the context otherwise requires, all reference to years in this prospectus are to our fiscal years. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,

	2002	2003	2004(1)

	(in thousands except per share data)
Consolidated Statement of Operations Data:
Net sales	$179,315	$194,703	$232,462
Cost of sales	120,707	130,639	158,081

Gross profit	58,608	64,064	74,381
Selling, general and administrative expenses	51,983	54,467	62,122

Earnings (loss) from operations	6,625	9,597	12,259
Interest expense	(1)	—	(361)
Miscellaneous income (expense), net	(297)	24	(2)

Earnings (loss) before income taxes	6,327	9,621	11,896
Income tax expense (benefit)	2,310	3,463	4,305

Net earnings (loss)	$4,017	$6,158	$7,591

Net earnings (loss) per share(2):
Basic	$.56	$.86	$1.07
Diluted	$.54	$.78	$.95
Weighted average shares outstanding(2):
Basic	7,129	7,178	7,078
Diluted	7,501	7,935	7,985
Selected Operating Data:
Gross profit as a percentage of net sales	32.7%	32.9%	32.0%
Selling, general and administrative expenses as a percentage of net sales	29.0%	28.0%	26.7%
Total catalogs mailed(3)	45,762	46,359	50,482
Total active customers(4)	977	1,005	1,255

(1)	On June 29, 2004, we acquired The Golf Warehouse, L.L.C. The third quarter of 2004 was the first quarter for inclusion of The Golf Warehouse’s net sales, operations and earnings.

(2)	See Note A-12 in the notes to consolidated financial statements.

(3)	Total catalogs mailed reflects the total number of catalogs expensed during the applicable period.

(4)	An “active customer” is defined as a customer who has purchased merchandise from us within 12 months preceding the end of the period indicated. Specific individuals with multiple contact names or multiple contact addresses may be considered as more than one active customer.

      The following table summarizes our balance sheet data at December 31, 2004, on an actual basis and as adjusted to reflect our sale of 2,500,000 shares of our common stock at an assumed public offering price of $          , after deducting the underwriting discounts and estimated offering expenses payable by us.

	As of December 31, 2004

	Actual	As Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,616	$
Working capital	5,723
Total assets	80,269
Total long-term debt	5,000
Shareholders’ equity	31,062

RISK FACTORS
       You should carefully consider the risks described below together with the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks occur, the value of our common stock could decline.
Risks Related to Our Business
      We have two reportable business segments, The Sportsman’s Guide, or TSG, a catalog and online retailer of value-priced outdoor gear and general merchandise, and The Golf Warehouse, or TGW, an online and catalog retailer of golf equipment and accessories. We acquired TGW on June 29, 2004.
We are subject to multiple risks and uncertainties associated with our catalog and online retailing businesses, any of which could materially impact our operating results and cash flows.
      Our business is subject to a number of risks and uncertainties associated with our catalog and Internet retailing businesses, some of which are beyond our control, including the following:

•	lower and less predictable response rates for catalogs and emails sent to prospective and existing customers;

•	increases in U.S. Postal Service rates, paper costs and printing costs resulting in higher catalog production costs and lower gross profits;

•	failures to properly design, print and mail our catalogs in a timely manner;

•	failures to timely fill customer orders;

•	changes in consumer preferences, willingness to purchase goods through catalogs or the Internet, weak economic conditions and economic uncertainty, and unseasonable weather in key geographic markets;

•	increases in software filters that may inhibit our ability to market our products through email messages to our customers and increases in consumer privacy concerns relating to the Internet;

•	changes in applicable federal and state regulation, such as the Federal Trade Commission Act, the Children’s Online Privacy Act, the Fair Credit Reporting Act and the Gramm-Leach-Bliley Act;

•	breaches of Internet security; and

•	failures in our Internet infrastructure or the failure of systems of third parties, such as telephone or electric power service, resulting in website downtime, call center closures or other problems.
      Any one or more of these factors could result in lower-than-expected sales for our business. These factors could also result in increased costs, increased merchandise returns, slower turning inventories, inventory write-downs and working capital constraints. Any of these performance shortcomings would likely materially harm our operating results and cash flows.
We must successfully anticipate changing consumer preferences and buying trends, order and manage our inventory to reflect customer demand and manage backorders or our net sales and profitability will be adversely affected.
      Our success depends upon our ability to anticipate and respond to merchandise trends and customer demands in a timely manner and successfully manage our inventory. We cannot predict consumer preferences with certainty and they may change over time. We usually must order merchandise well in advance of the applicable selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends or changes in prices. If we misjudge either the market for our merchandise or our customers’ purchasing habits, our net sales may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins.
      TSG’s average customer order is approximately three items. Backorders frequently result in our shipping the customer two packages, but we charge the customer shipping only for the first package. Effectively managing our level of backorders depends on both our ability to accurately forecast customer demand and product availability from our vendors. Higher backorder levels increase our shipping costs and negatively impact our operating results.
We depend on vendors and service providers to operate our business and any disruption of their supply of products and services could have an adverse impact on our net sales and profitability.
      We depend on a number of vendors and service providers to operate our business, including:

•	vendors to supply our merchandise in sufficient quantities at competitive prices in a timely manner;

•	outside printers and catalog production vendors to print and mail our catalogs;

•	shipping companies, such as United Parcel Service, the U.S. Postal Service and common carriers, for timely delivery of our catalogs, shipment of merchandise to our customers and delivery of merchandise from our vendors to us;

•	telephone companies to provide telephone service to our in-house and outside call centers;

•	outside call centers to handle inbound customer telephone orders;

•	communications providers to provide our Internet users with access to our websites; and

•	factory direct vendors for timely fulfillment of merchandise orders.
      Any disruption in these services could have a negative impact on our ability to market and sell our products, and serve our customers. We are also subject to risks, such as the unavailability of raw materials, labor disputes, union organizing activity, strikes, inclement weather, natural disasters, war and terrorism, and adverse general economic and political conditions, that might limit our vendors’ ability to provide us with quality merchandise or services that we rely upon on a timely basis. We may not be able to develop relationships with new vendors, and products or services from alternative sources, if available at all, may be of a lesser quality and more expensive than those we currently purchase. Any delay or failure in offering products to our customers could have an adverse impact on our net sales and profitability. In addition, if the cost of fuel continues to rise or remains at current levels, the cost to deliver merchandise to our customers from our distribution center may rise which could have an adverse impact on our profitability.
Because we do not have long-term contracts with our suppliers, we may not have continued access to necessary products and our net sales may suffer.
      Our financial performance depends on our ability to purchase our products in sufficient quantities at competitive prices. We offer a changing mix of products and, therefore, our buyers must develop and maintain relationships with vendors to locate sources for high-quality, low price, name brand merchandise they believe will interest our customers. We purchase our products for TSG from over 1,450 domestic and foreign manufacturers. On the other hand, TGW’s top ten suppliers accounted for

76.2% of its purchases in 2004. We have no long-term purchase contracts with any of these suppliers, and therefore, have no contractual assurances of continued supply, access to products or favorable pricing. We also cannot ensure that we will be able to locate sources for or maintain ongoing access to manufacturers’ close-outs, military surplus and other items featured by us or that such merchandise will be available to us at the times or prices or in the quantities desired. Any vendor could increase prices or discontinue selling to us at any time. If we are unable to maintain these supplier relationships, our ability to offer high-quality, favorably-priced products to our customers may be impaired, and our net sales and gross profits could decline.
We will consider acquisitions as part of our growth strategy, and failure to adequately evaluate or integrate any acquisitions could harm our business.
      We actively seek and evaluate opportunities to develop or acquire businesses within our core outdoor focus area; however, we have limited experience in acquiring other businesses. In June 2004, we acquired TGW. We expect to continue to consider opportunities to acquire pure-play ecommerce companies that do not fully utilize the catalog channel and intend to leverage our operating expertise, vendor relationships and balance sheet to create value through acquisition opportunities. Even if we succeed in acquiring or developing any such businesses, those new businesses will face a number of risks and uncertainties, including:

•	difficulties in integrating newly acquired or newly developed businesses into existing operations;

•	our current and planned facilities, computer systems and personnel and controls may not be adequate to support our future operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our existing business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering product categories in which we have no or limited prior experience;

•	the risk that we will face competition from established or larger competitors in the new markets we may enter; and

•	potential loss of key employees of acquired organizations.
      We may not realize the anticipated benefits of any acquisition or development of a new business, in which event we will not be able to achieve an attractive return on our investment. Further, if we fail to properly evaluate and execute future acquisitions, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer.
We source our private label merchandise internationally, which subjects us to tariffs, duties and currency fluctuations as well as other risks and could increase our costs and, therefore, decrease our gross profits as well as decrease our ability to ship our merchandise in a timely manner.
      We source our private label merchandise from importers abroad. We expect to source an increasing amount of merchandise directly from vendors abroad, particularly in Asia, which will subject us to risks and uncertainties, including:

•	burdens associated with doing business overseas, including tariffs and import duties, import/export controls or regulations and quotas;

•	if shipping is delayed, backorders may result or orders may be cancelled;

•	difficulty in identifying and supervising vendors in foreign countries;

•	declines in the value of the U.S. dollar relative to foreign currencies, which could negatively affect the ability of foreign vendors to provide merchandise at favorable prices; and

•	changing or uncertain economic conditions in foreign countries and, in certain countries, political unrest, war or health epidemics.
      Any of these factors may disrupt the ability of foreign vendors to supply merchandise in a timely manner or could substantially increase our costs to source merchandise through foreign vendors.
Due to the seasonality of our business, our annual operating results would be adversely affected if our net sales during the third and fourth quarters were substantially below expectations.
      We experience seasonal fluctuations in our sales and operating results. Historically, we have realized a significant portion of our net sales and a significant portion of our earnings for the year during the third and fourth quarters. In 2004, we generated approximately 24.3% and 39.8% of our net sales, and 22.1% and 42.6% of our gross profit, in the third and fourth quarters, respectively. In addition, TGW also experiences higher sales volumes leading up to and during Father’s Day. We incur significant additional expenses in the third and fourth quarters due to higher customer purchase volumes and increased staffing. In addition, abnormally warm weather conditions during the third and fourth quarters can reduce sales of many of the products normally sold during this time period. If we miscalculate the demand for our products generally or for our product mix, our net sales could decline, which would harm our financial performance.
A decline in discretionary consumer spending could reduce our sales.
      Our sales depend on discretionary consumer spending, which may decrease due to a variety of factors beyond our control, including:

•	unfavorable general business conditions;

•	increases in interest rates;

•	increases in inflation;

•	war, terrorism or fears of war or terrorism;

•	increases in consumer debt levels and decreases in the availability of consumer credit;

•	adverse or unseasonable weather conditions;

•	adverse changes in applicable laws and regulations;

•	increases in taxation;

•	adverse unemployment trends; and

•	other factors that adversely influence consumer confidence and spending.
      Our customers’ purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our net sales and our gross profit would decline.

If we fail to develop and maintain our proprietary mailing list, our sales and operating results would suffer.
      We mail catalogs to individuals whose names are in our proprietary customer database and to potential customers, whose names we obtain from rented or exchanged mailing lists. Names derived from rented or exchanged lists generate lower response rates, while requiring the same or greater advertising expenses than names in our in-house database. Consequently, overall response rates could decline while expenses would increase if we were to increase our use of rented or exchanged lists relative to the use of names in our customer database.
      Attrition reduces the number and quality of names in our mailing list. We must constantly develop and maintain our mailing list by identifying new prospective customers and tracking purchases by existing customers. We use internally developed customer selection models to identify prospective and existing customers to whom a catalog will be mailed. Incorrect modeling assumptions or our failure to update our mailing list could negatively impact our net sales and operating results. Additionally, it has become more difficult for direct retailers to obtain quality prospecting mailing lists, which may limit our ability to maintain the size of our mailing list.
The loss of our senior management or other key personnel could harm our current and future operations and prospects.
      Our performance is substantially dependent on the continued services of our senior management and other key personnel, particularly Gregory R. Binkley, President and Chief Executive Officer, John M. Casler, Executive Vice President of Merchandising, Marketing and Creative Services, Dale D. Monson, Vice President of Information Systems and Technology and Chief Information Officer, Douglas E. Johnson, Vice President of Marketing, Mark S. Marney, Chief Executive Officer of TGW, R. Michael Marney, President of TGW, and Charles B. Lingen, Executive Vice President, Finance and Administration and Chief Financial Officer. The loss of the services of these executives or other key employees for any reason could harm our business, financial condition and operating results. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly-skilled technical, managerial, editorial, merchandising, marketing and customer support personnel. Competition for such personnel is intense and we cannot ensure that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel.
If use of the Internet, particularly with respect to online commerce, declines or does not continue to increase as rapidly as we anticipate, our sales may not grow to desired levels.
      In 2004, online orders represented 44.9% of our total orders. Our future sales and profits depend upon the widespread acceptance and use of the Internet as an effective medium of commerce. Rapid growth in the use of the Internet is a recent phenomenon. We cannot ensure that a large base of consumers will adopt and continue to use the Internet for commerce nor can we ensure that Internet usage will not decline from current levels. Demand for recently introduced services and products over the Internet is subject to a high level of uncertainty. In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including:

•	actual or perceived lack of security of information or privacy protection;

•	possible disruptions, computer viruses or other damage to the Internet servers or to users’ computers; and

•	excessive governmental regulations.

      If the Internet fails to continue to grow as a commercial marketplace in the future, our net sales may not increase.
Intense competition in the outdoor recreation and golf markets could reduce our sales and profitability.
      The market for outdoor recreation products and equipment is highly fragmented and competitive. We have significant competitors within each merchandise category and may face competition from new entrants or existing competitors who shift focus to markets we serve. Our competitors include:

•	other outdoor/hunting mail order catalogs, including Bass Pro Shops Inc. and Cabela’s Inc.;

•	large-format sporting goods stores and chains, such as Dick’s Sporting Goods, Inc.;

•	other specialty off-course retailers of golf equipment such as Golfsmith International, Inc., Edwin Watts Golf, Golf Galaxy and Pro Golf Discount;

•	mass merchandisers, warehouse clubs, discount stores and department stores, such as Wal-Mart Stores, Inc., Target Corporation and Amazon.com;

•	online retailers of footwear, clothing, outdoor gear and golf equipment such as Overstock.com and Sierra Trading Post, Inc.; and

•	on-course pro shops.
      Many of our competitors have substantially greater market presence, name recognition and financial, distribution, marketing and other resources, than we have. Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Our competitors may develop products or services that are equal or superior to our solutions or achieve greater market acceptance than ours. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible in catalogs or over the Internet. As a result of this competition, we may need to spend more on advertising and promotion. If we are unable to compete effectively in our markets, our business, financial condition and operating results may suffer.
Our success depends on the continued popularity of outdoor recreation, particularly camping, golf and hunting, and the growth of the market for these products. If these activities decline in popularity, our sales could materially decline.
      We generate a substantial portion of our net sales from the sale of outdoor recreation equipment, in particular camping, golf and hunting products and related equipment. Any substantial decrease in the popularity of these activities could have an adverse effect on our results of operations and financial condition.
      The demand for golf products is directly related to the popularity of golf, the number of golf participants and the number of rounds being played by these participants. If golf participation decreases, sales of TGW’s products would likely decline substantially. TGW depends on the exposure of the product brands it sells to increase brand recognition, quality and acceptance of its merchandise offerings. Any significant reduction in television coverage of PGA Tour or other golf tournaments, or other significant decreases in either attendance at or viewership of golf tournaments, will reduce the visibility of its products and could materially affect our net sales. We do not believe there has been any material increase in golf participation or number of rounds played in recent years. The National Golf Foundation has reported that total rounds played increased only slightly, by 0.7%, in 2004 after trending downward in 2003 and 2002. These trends may continue in the future and could negatively impact our sales and growth.
TGW’s sales and products may be adversely affected if its vendors fail to successfully develop and introduce new products.
      TGW’s future success depends, in part, upon its vendors’ continued ability to develop and introduce innovative products in the golf equipment market. The success of new products depends in part upon the subjective preferences of golfers, including a golf club’s look and “feel,” and the level of acceptance a golf club has among professional and recreational golfers. These subjective preferences are difficult to predict and may be subject to rapid and unanticipated changes. If TGW’s vendors fail to successfully develop and introduce innovative products, our net sales and gross profits may suffer.
Temporary or permanent disruption at our fulfillment facilities could prevent timely shipment of customer orders and hurt our sales.
      We assemble, package, and ship substantially all of our orders, and process all product returns, at our South St. Paul, Minnesota and Wichita, Kansas fulfillment and distribution facilities. Our ability to receive, process and fulfill customer orders depends on the effective operation of our telephone lines, operational and management information systems, and warehouse and distribution facilities. Any material disruption in our order receipt, processing or fulfillment systems resulting from internal or external telephone system failure, electrical problems, failure of our information systems or other technical problems could cause significant delays in our ability to receive and fill orders and may cause orders to be lost, shipped or delivered late or cancelled by the customer. If either facility were destroyed or significantly damaged by fire or other disaster, we would need to obtain alternative facilities and replenish our inventory, either of which would result in significantly increased operating costs and delays in fulfilling customer orders.
We intend to increase our reliance on our vendors to fulfill orders, which may increase the risks associated with our fulfillment process and decrease our ability to control the timing of shipments and customer satisfaction.
      We intend to increase our reliance on vendors to fulfill our customers’ orders. Shipment from TSG’s factory-direct vendors to TSG’s customers accounted for approximately 3.8% of TSG’s net sales in 2004, which we intend to continue to increase. Any failure by our vendors to sell and ship such products to our customers in a timely manner will have an adverse effect on our ability to fulfill customer orders and harm our business and results of operations. Our vendors, in turn, rely on third-party carriers to ship directly to our customers. Our vendors’ and third-party carriers’ failure to deliver products to our customers in a timely manner or to otherwise adequately serve our customers would damage our reputation and brand and substantially harm our business and results of operations.
Our systems may not be able to support increased online and catalog sales, which would harm our business and operating results.
      Growth in our sales volume or in the number of users of our websites may strain or exceed the capacity of our computer systems and lead to declines in performance or systems failure. We believe that we will need to continually improve and enhance the functionality and performance of our ecommerce, customer tracking and other technical systems. We intend to upgrade our existing systems and implement new systems as we anticipate new demand. Failure to implement these systems effectively or within a reasonable period of time would cause decreased levels of customer service and satisfaction.

Technological risks related to the Internet, including security and reliability issues, are largely outside our control and may hurt our reputation or sales.
      Our online business is subject to numerous technological risks and uncertainties associated with the Internet. These risks include changes in required technology interfaces, website downtime or slowdowns, security breaches and other technical failures or human errors.
      We host and manage all of our ecommerce websites utilizing computer systems at our corporate offices. System failures or an event or disaster at our offices could lead to disruption in service on our sites. Further, our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by security breaches. Our business may be harmed if our security measures do not prevent security breaches. We cannot assure protection against all security breaches. Our failure to respond successfully to these risks and uncertainties might adversely affect the net sales through our online business, as well as damage our reputation and increase our selling and marketing and general and administrative expenses. In addition, our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Any significant reliability, data capacity or connectivity problems experienced by the Internet or its users could harm our net sales and profitability.
Our failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brands and subject us to legal liability.
      A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Currently, a large portion of our online and catalog sales are billed to our customers’ credit card accounts directly. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect customer transaction data. Any compromise of our security could damage our reputation and brands and expose us to a risk of lost sales, or litigation and possible legal liability. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.
If we are unable to provide satisfactory telephone-based customer support, we could lose customers.
      Our ability to provide satisfactory levels of customer support also depends, to a large degree, on the efficient and uninterrupted operation of our call centers. Any material disruption or slowdown in our telephone order processing systems resulting from labor disputes, telephone or Internet failures, power or service outages, natural disasters or other events could make it difficult or impossible to provide adequate telephone-based customer support. Further, we may be unable to attract and retain an adequate number of competent customer support representatives, which is essential in creating a favorable customer experience. If we are unable to continually provide adequate staffing for our customer support operations, our reputation could be seriously harmed. In addition, we cannot ensure that call volumes will not exceed our present system capacities. If this occurs, we could experience delays in accepting orders, responding to customer inquiries and addressing customer concerns. Because our success depends in large part on keeping our customers satisfied, any failure to provide satisfactory levels of customer support would likely impair our reputation and we could lose customers.

In order to increase our online sales and to sustain or increase profitability, we must attract online customers in a cost-effective manner.
      Our success depends on our ability to attract online customers in a cost-effective manner. We have relationships with providers of online marketing services to provide content and other links that direct customers to our websites. We rely on these relationships as significant sources of traffic to our websites. If we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new online customers would be harmed. In addition, the parties with which we have online-marketing arrangements could provide marketing services to other online or traditional retailers, including retailers with whom we compete. As a result, these parties may be reluctant to enter into or maintain relationships with us. Without these relationships, traffic to our websites could be reduced, which would substantially harm our business and results of operations.
Fluctuations in the price of paper and a rise in postage rates may increase our operating costs and make our expenses difficult to predict.
      Our catalog business is vulnerable to fluctuations in the price of paper stock and both our catalog and Internet businesses are vulnerable to increases in the cost of postage. Increases in postal rates and paper costs have a significant impact on the cost of production and mailing of our catalogs and the shipment of customer orders. Postage prices increase periodically, and we have no control over increases that may occur in the future. Paper prices historically have been cyclical and we have experienced significant increases in the past. Significant increases in postal rates or paper costs could negatively impact our operating results, particularly to the extent we are unable to pass on increases directly to our customers or offset the increases by reducing other costs.
      In addition, we are dependent upon the availability of paper to print our catalogs. Paper shortages have occurred in the past and may occur in the future. Any paper shortage may increase our paper costs and cause us to reduce our catalog circulation, change to a different weight or grade of paper or reduce the number of pages per catalog. These increased costs or responsive actions could negatively impact our net sales and operating results.
We guarantee lifetime returns for TSG purchases and more limited returns of TGW merchandise. Excessive merchandise returns could harm our operating results.
      TSG maintains a policy of making refunds or exchanges for all merchandise returned by customers for any reason, and we place no time limit on this return policy. TGW offers a 30-day playability guarantee that permits customers to return clubs for full in-store credit and a 30-day money back guarantee on new unused merchandise. While we make allowances in our financial statements for anticipated merchandise returns based on historical return rates, actual merchandise returns could exceed our reserves. Any significant increase in merchandise returns or merchandise returns that exceed our reserves could negatively impact our operating results.
Our failure to address risks associated with credit card fraud could damage our reputation and brands.
      Under current credit card practices, we are liable for fraudulent credit card transactions conducted online or over the phone because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our net sales increase. Such losses could impair our results of operations. In addition, any failure to adequately control fraudulent credit card transactions could damage our reputation and brands, and reduce our net sales.

We may incur costs from litigation or increased regulation relating to products that we sell, which could adversely affect our sales and profitability.
      We may incur damages due to lawsuits relating to products we sell. Our products include black powder firearms, ammunition, air guns, paintball guns, blank firing firearms, bows, slingshots, knives, stun guns, blowguns, crossbows, certain non-lethal and chemical spray devices and other potentially dangerous products. We also sell tree stands for use by hunters. Sales of potentially dangerous products represented approximately 10.0% of TSG’s sales for the year ended December 31, 2004. We may incur losses due to lawsuits, including potential class actions in connection with our failure to comply with federal or state laws relating to the products we sell. We may also incur losses from lawsuits relating to the improper use of potentially dangerous products sold by us, including lawsuits by municipalities or other organizations attempting to recover costs from manufacturers and retailers of potentially dangerous products. Our insurance coverage and the insurance provided by our vendors for certain products they sell to us may be inadequate to cover claims and liabilities related to products that we sell. In addition, claims related to products that we sell or the unavailability of insurance for product liability claims at acceptable rates, could result in the elimination of these products from our product line reducing sales. If one or more successful claims against us are not covered by or exceed our insurance coverage, or if insurance coverage is no longer available, our available working capital may be impaired and our operating results could be adversely affected. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our profitability and on future premiums we would be required to pay for our insurance coverage.
Current and future government regulation may negatively impact demand for our products and our ability to conduct our business.
      Federal, state and local laws and regulations can affect our business and the demand for products. These laws and regulations include:

•	Federal Trade Commission regulations governing the manner in which orders may be solicited and prescribing other obligations in fulfilling orders and consummating sales;

•	laws and regulations that prohibit or limit the sale, in certain states and localities, of certain items we offer such as black powder firearms, ammunition, bows, knives and similar products;

•	The Bureau of Alcohol, Tobacco, Firearms and Explosives governing the manner in which we sell ammunition;

•	laws and regulations governing hunting and fishing;

•	laws and regulations relating to the collecting and sharing of non-public customer information; and

•	customs laws and regulations pertaining to proper item classification, quotas, payment of duties and tariffs, and maintenance of documentation and internal control programs.
      Changes in these laws and regulations or additional regulation could cause the demand for and sales of our products to decrease. Moreover, complying with increased or changed regulations could cause our operating expenses to increase. This could adversely affect our net sales and profitability.
Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.
      Other parties have, and may in the future, assert that we have infringed their technology or other intellectual property rights. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel or product shipment delays. Furthermore, the outcome of a dispute may be that we would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all.
Our sales may decrease if we are required to collect taxes on purchases.
      We do not collect sales, use or other taxes related to the products we sell, except for certain corporate-level taxes and sales taxes with respect to purchases by customers located in the states of Minnesota and Kansas. However, one or more states may seek to impose sales, use or other tax collection obligations on us in the future. A successful assertion by one or more states that we should be collecting sales, use or other taxes on the sale of our products could result in substantial tax liabilities and penalties in connection with past sales. In addition, if we are required to collect these taxes we will lose one of our current cost advantages, which may decrease our ability to compete with traditional retailers and substantially harm our net sales.
      We have based our policies for sales tax collection on our interpretation of certain decisions of the U.S. Supreme Court that restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made through catalogs or over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities outside the states of Minnesota and Kansas from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities outside of Minnesota and Kansas could disagree with our interpretation of these decisions. Moreover, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers located in states other than Minnesota and Kansas. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future net sales.
Government regulation of the Internet and online commerce is evolving and unfavorable changes could substantially harm our business and results of operations.
      In addition to general business regulations and laws, we are subject to regulations and laws that specifically govern the Internet and online commerce. Existing and future regulations and laws may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and online commerce. Unfavorable resolution of these issues may slow the growth of online commerce and, in turn, our business.

Risks Related to This Offering
The share price of our common stock may be volatile and could decline substantially.
      The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors and broad market factors may have a material adverse impact on our stock price, regardless of our actual performance. The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including any of the following:

•	periodic variations in the actual or anticipated financial results of our business or of our competitors;

•	downward revisions in securities analysts’ estimates of our future operating results or of the future operating results of our competitors;

•	material announcements by us or our competitors;

•	public sales of a substantial number of shares of our common stock following this offering; and

•	adverse changes in general market conditions or economic trends or in conditions or trends in the markets in which we operate.
If our quarterly results are below the expectations of securities market analysts and investors, the price of our common stock may decline.
      Many factors, including those described in this “Risk Factors” section, can affect our business, financial condition and results of operations, which makes the prediction of our financial results difficult. These factors include:

•	changes in market conditions that can affect the demand for the products we sell;

•	general economic conditions that affect the availability of disposable income of consumers; and

•	the actions of our competitors.
      If our quarterly operating results fall below the expectations of securities market analysts and investors due to these or other risks, securities analysts may downgrade our common stock and some of our shareholders may sell their shares, which could adversely affect the trading prices of our common stock. Additionally, in the past, companies that have experienced declines in the trading price of their shares due to events of this nature have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources, thus harming our business.
Our management owns a significant number of our options to purchase common stock and may be able to exercise significant influence over our affairs.
      Our directors and executive officers beneficially owned approximately 1.0% of the outstanding shares of our common stock as of March 31, 2005. These persons also beneficially owned options to purchase 1,148,310 shares, which if fully exercised would result in them beneficially owning 14.7% of our outstanding common stock.
      As a result of this share/option ownership, our management may be able to exert significant influence on corporate action requiring shareholder approval, including the election of directors. This share/option ownership could delay or prevent a change in control. It could also prevent our shareholders from realizing a premium over the market price for their common stock or effecting a change in management. In addition, our articles of incorporation provide that shareholders may cumulate their votes for the election of directors, which may allow shareholders owning less than a majority of our outstanding common stock to elect one or more directors.
Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or which may not yield a return.
      Management will have broad discretion over the use of proceeds from this offering. The net proceeds from our sale of common stock in this offering will be used for the repayment of a $5.0 million term loan and general corporate purposes, including working capital. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products. We have no commitments with respect to any acquisition. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value.
Future sales of our common stock may depress our stock price.
      The market price for our common stock could decline as a result of sales by existing shareholders of large numbers of shares of our common stock after this offering or the perception that such sales may occur. Sales of our common stock by these shareholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate. Of the estimated 9,619,105 shares that will be outstanding following the completion of this offering:

•	approximately 9,580,878 shares generally will be freely tradable in the public market, including all of the shares offered by this prospectus; and

•	approximately 38,227 additional shares may be sold after the expiration of 180-day lock-up agreements that will be entered into by our officers and directors, other than Leonard M. Paletz, a former director, subject to compliance with the volume limitations and other restrictions of Rule 144.
      Additionally, as of March 31, 2005, there were outstanding options to purchase 1,997,460 of our shares and we may grant options to purchase up to an additional 159,494 shares under our stock option plans. Shares purchased on exercise of those options would be freely tradable in the public market, except for any that might be acquired by our officers or directors. However, any of those shares that might be acquired by any of our officers and directors could be sold after the expiration of their 180-day lock-up agreements, subject to compliance with the volume limitations and other restrictions of Rule 144.
We do not intend to pay cash dividends. As a result, shareholders will benefit from an investment in our common stock only if it appreciates in value.
      We do not plan to pay any cash dividends on our common stock in the foreseeable future, since we currently intend to retain any future earnings to finance our operations and the further expansion and growth of our business (including acquisitions). Moreover, our revolving bank credit agreement prohibits us from paying cash dividends without the consent of the bank. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which shareholders have purchased their shares.
Our anti-takeover provisions and our ability to issue undesignated stock may discourage takeover attempts that could be beneficial for our shareholders.
      We have a shareholders’ rights plan in place. Moreover, we are subject to Section 302A.673 of the Minnesota Business Corporation Act, which may have the effect of limiting third parties from acquiring significant amounts of our common stock without our approval. This shareholders rights plan, together with this provision of Minnesota law, among others, may have the effect of delaying, deferring or preventing a third party from acquiring us. Our articles of incorporation also permit us to issue undesignated stock, which could allow us to delay or block a third party from acquiring us. The holders of undesignated stock could also have voting and conversion rights that could adversely affect the voting power of the holders of the common stock. Each of these factors could make it difficult for a third party to effect a change in control of us. As a result, our shareholders may lose opportunities to dispose of their shares at the higher prices typically available in takeover attempts or that may be available under a merger proposal.

FORWARD-LOOKING STATEMENTS
       This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words such as “may,” “will,” “could,” “should,” “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “believes,” “intends” and similar words. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Forward-looking statements include, but are not limited to, statements about:

•	our ability to acquire and integrate new businesses and/or products profitably;

•	our ability to selectively expand our product categories and broaden the merchandise offered in our existing categories;

•	our ability to increase our online sales and/or our net sales or gross profits, in general;

•	our ability to expand our factory direct vendor relationships;

•	our ability to attract and/or retain customers generally, including TSG Buyer’s Club members;

•	our third-party vendor performance;

•	our estimates regarding future performance, sales, capital requirements and our needs for additional financing; and

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others.
      Because the risk factors referred to above, as well as the risk factors beginning on page 6 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. Neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. Moreover, except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS
       We expect to receive net proceeds of approximately $           million from the sale of 2,500,000 shares of our common stock in this offering, based on an assumed offering price of $          per share and after deducting the underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $           million. As of December 31, 2004, we had existing cash, cash equivalents and short-term investments of $8.6 million.
      We expect to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, to:

•	repay in full the term loan in the outstanding amount of $5.0 million incurred in connection with the acquisition of TGW (the term loan matures on September 30, 2007 and currently bears interest at the lender’s prime rate less .15 percentage points or a rate equal to LIBOR plus 2.5 percentage points);

•	acquire or develop additional businesses; and

•	provide working capital and for other general corporate purposes.
      Although we have no specific arrangements with respect to acquisitions, from time to time we evaluate acquisition opportunities and have held preliminary discussions in the past with some possible acquisition candidates. However, we are not engaged in any negotiations at this time with respect to the acquisition of any other businesses that would be material to our operations. There also is no assurance that we will succeed in acquiring any new businesses.
      We will retain broad discretion over the use of the net proceeds of this offering. The amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as our marketing efforts, our acquisition efforts and the amount of cash used by our operations.
      Subject to capital needs we may have in connection with potential acquisitions that we may undertake in the future, we believe that the net proceeds of this offering, existing cash and cash equivalents and our net cash from operations will be sufficient to meet our capital requirements for the foreseeable future. Pending the use of the net proceeds, we intend to invest the net proceeds in government securities and large money market funds and to place some of those proceeds in bank deposits.

PRICE RANGE OF COMMON STOCK
       Our common stock is traded on the Nasdaq National Market under the symbol “SGDE.” The following table sets forth, for the periods indicated, the high and low bid prices of our common stock as reported by the Nasdaq National Market.

	High	Low

2003
First Quarter	$5.74	$4.33
Second Quarter	7.75	5.31
Third Quarter	9.05	7.37
Fourth Quarter	13.77	8.67
2004
First Quarter	$14.98	$10.88
Second Quarter	15.49	10.93
Third Quarter	15.83	13.03
Fourth Quarter	16.79	13.41
2005
First Quarter	$17.45	$14.53
Second Quarter (through May 10, 2005)	$20.43	$16.50
      On May 10, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $19.20 per share. As of March 31, 2005, there were approximately 231 holders of record of our common stock.
DIVIDEND POLICY
       We have not previously declared or paid any cash dividends on our common stock. We currently intend to retain all earnings for use in our business in the foreseeable future. We are prohibited from paying and declaring cash dividends without the consent of the bank under the terms of our revolving credit agreement.

CAPITALIZATION
       The following table sets forth our capitalization as of December 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis to give further effect to:

•	the sale of 2,500,000 shares of our common stock we are offering at an assumed public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2004

	Actual	As Adjusted

	(in thousands
	except share data)
Note payable — bank	$5,000
Shareholders’ Equity:
Series A Preferred Stock, $0.01 par value:
200,000 authorized, no shares issued and outstanding, actual and as adjusted	—
Undesignated Shares:
3,000,000 authorized, no shares issued and outstanding, actual and as adjusted	—
Common Stock, $0.01 par value:
36,800,000 shares authorized, 7,097,746 shares issued and outstanding, actual; 36,800,000 shares authorized, 9,597,746 shares issued and outstanding, as adjusted	71
Additional paid-in capital	8,024
Total shareholders’ equity	31,062

Total capitalization	$36,062	$

      The number of shares of common stock shown as issued and outstanding above excludes:

•	2,014,318 shares of common stock issuable upon the exercise of outstanding options, having a weighted average exercise price of $8.29 per share; and

•	159,494 shares of common stock reserved for future grants under our stock plans.
      You should read the information above in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA
       The consolidated statements of operations data for the fiscal years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our consolidated audited financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our consolidated audited financial statements not included in this prospectus. Our fiscal year ends on the Sunday nearest December 31, but for clarity of presentation, we describe all periods as if the year ended on December 31. Fiscal years 2000, 2001, 2002 and 2003 each consisted of 52 weeks. Fiscal year 2004 consisted of 53 weeks. Historical results are not necessarily indicative of future results. The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes to such statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,

	2000	2001	2002	2003	2004(1)

	(in thousands except per share data)
Consolidated Statement of Operations Data:
Net sales	$154,647	$168,769	$179,315	$194,703	$232,462
Cost of sales	103,471	113,086	120,707	130,639	158,081

Gross profit	51,176	55,683	58,608	64,064	74,381
Selling, general and administrative expenses	53,574	51,344	51,983	54,467	62,122

Earnings (loss) from operations	(2,398)	4,339	6,625	9,597	12,259
Interest expense	(1,432)	(237)	(1)	—	(361)
Miscellaneous income (expense), net	(294)	(349)	(297)	24	(2)

Earnings (loss) before income taxes	(4,124)	3,753	6,327	9,621	11,896
Income tax expense (benefit)	(935)	1,000	2,310	3,463	4,305

Net earnings (loss)	$(3,189)	$2,753	$4,017	$6,158	$7,591

Net earnings (loss) per share(2):
Basic	$(.45)	$.39	$.56	$.86	$1.07
Diluted	$(.45)	$.39	$.54	$.78	$.95
Weighted average shares outstanding(2):
Basic	7,123	7,123	7,129	7,178	7,078
Diluted	7,123	7,138	7,501	7,935	7,985

	Years Ended December 31,

	2000	2001	2002	2003	2004(1)

	(in thousands)
Selected Operating Data:
Gross profit as a percentage of net sales	33.1%	33.0%	32.7%	32.9%	32.0%
Selling, general and administrative expenses as a percentage of net sales	34.6%	30.4%	29.0%	28.0%	26.7%
Total catalogs mailed(3)	62,498	47,989	45,762	46,359	50,482
Total active customers(4)	1,045	1,039	977	1,005	1,255

	As of December 31,

	2000	2001	2002	2003	2004

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,344	$8,592	$17,152	$32,054	$8,616
Working capital	8,526	12,952	18,068	24,747	5,723
Total assets	38,860	42,088	49,513	63,822	80,269
Note payable-bank	5,225	—	—	—	5,000
Shareholders’ equity	13,590	16,343	20,621	26,808	31,062

(1)	On June 29, 2004, we acquired The Golf Warehouse, L.L.C. The third quarter of 2004 was the first quarter for inclusion of The Golf Warehouse’s net sales, operations and earnings.

(2)	See Note A-12 in the notes to consolidated financial statements.

(3)	Total catalogs mailed reflects the total number of catalogs expensed during the applicable period.

(4)	An “active customer” is defined as a customer who has purchased merchandise from us within 12 months preceding the end of the period indicated. Specific individuals with multiple contact addresses may be considered as more than one active customer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
      We are a multi-channel direct marketer of value-priced outdoor gear, general merchandise and golf equipment/ accessories. We market our high-quality products through catalogs and ecommerce websites. We currently have two reportable business segments, The Sportsman’s Guide, or TSG, our original business, and The Golf Warehouse, or TGW, acquired in 2004. TSG markets and sells value-priced outdoor gear and general merchandise, with a special emphasis on outdoor clothing, equipment and footwear through catalogs and two ecommerce websites, www.sportsmansguide.com, and www.bargainoutfitters.com. TGW markets and sells name-brand golf equipment, apparel and accessories through one ecommerce website, www.TGW.com, catalogs and one retail store.
      Our business was started in 1970 and incorporated as TSG in 1977. Over time, our product offerings and marketing efforts have broadened from the deer hunter to include those interested in pursuing and living the outdoor lifestyle in general and the value-oriented outdoorsman in particular. In 1992, we began our value-pricing strategy of offering outdoor equipment and supplies at discount prices, later adding government surplus, manufacturers’ close-outs and other merchandise lines. In 1994, we began to publish specialty catalogs, which allowed us to utilize a customized marketing plan to individual customer groups. We established TSG’s Internet presence in 1996 and completed the launch of TSG’s online retail store in April 1998. Orders generated through the Internet have grown rapidly since that time with product orders on the websites accounting for approximately 44.9% of total catalog and Internet orders for the year ended December 31, 2004. In the fall of 2000, we began to aggressively promote and sell the Buyer’s Club membership program. In addition, unique catalogs (Buyer’s Club Advantagetm) were developed and promoted to members only, allowing us to maximize sales and profitability from our best customers.
      On June 29, 2004, we acquired The Golf Warehouse, L.L.C. TGW is an on-line and catalog retailer of golf equipment, apparel and accessories. TGW markets and sells golf related merchandise primarily through its website, www.TGW.com and through catalogs. The majority of TGW’s total orders are generated through the Internet. TGW’s first catalog was published in the winter of 2002.
Fiscal Year
      Our fiscal year ends on the Sunday nearest December 31, but for clarity of presentation, we describe all periods as if the year end is December 31. Fiscal years 2001, 2002 and 2003 each consisted of 52 weeks. Fiscal year 2004 consisted of 53 weeks. The additional week in fiscal 2004 had the effect of increasing net sales by approximately $4.1 million with minimal effect on our net earnings.
Critical Accounting Policies and Use of Estimates
      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures of contingent assets and liabilities. The estimates and assumptions are evaluated on a periodic basis and are based on historical experiences, if available, and various other factors that we believe to be reasonable under the circumstances. Actual results may differ significantly from these estimates.
      Our significant accounting policies are described in Note A to our consolidated financial statements. The following are the critical accounting policies that we believe require significant estimation and management judgment. The critical accounting policies of both business segments, where applicable, are the same as described in the following paragraphs.

Revenue Recognition
      We recognize sales at the time of shipment from our distribution center or from our factory direct vendors’ distribution center. We record sales generated as a result of our factory direct or drop ship arrangements when the third-party factory direct vendor confirms to us the shipment to our customer. We record sales for gift certificates as gift certificates are redeemed for merchandise. Prior to redemption, the certificates are recorded as a liability for the full-face amount of the certificates. We record sales generated under the Buyer’s Club 4-Pay Plan at the time of shipment along with related shipping and handling revenue. Amounts billed to customers for shipping and handling are recorded as sales at the time of shipment and shipping costs are included in cost of sales.
      At the time of shipment, we record a provision for anticipated merchandise returns, net of exchanges, based upon historical experience and current expectations. If our estimates for these merchandise returns are too low, and we receive more merchandise returns than we estimate, our reported net sales may not accurately reflect our operating results for a given period and our results of operations in subsequent periods may be adversely affected. Our estimates for merchandise returns have not been materially inaccurate in the past.
      TSG’s customers can purchase one-year memberships in our Buyer’s Club for a $29.99 annual fee. TSG also offers two-year memberships for $59.97. Club members receive merchandise discounts of 10% on regularly priced items and 5% on ammunition. Membership fees are deferred and recognized in income as the individual members earn discounts during the membership period. The member earns discounts when the ordered merchandise has been shipped from our warehouse or from our factory direct vendors’ facility. Any remaining deferred or unearned membership fees are recognized in income after the expiration of the membership period.

Promotional Materials and Advertising Costs
      Promotional materials consist of prepaid expenses for internal and third party direct costs incurred in the development, production and circulation of our catalogs. These costs are primarily composed of creative design, pre-press production, paper, printing, postage and mailing costs relating to the catalogs. All such costs are capitalized as prepaid promotional materials and are amortized as advertising expense over the estimated useful lives of the catalogs. The amortization of our promotional materials is intended to match revenues with expenses. The estimated life of the catalog or expected period of future benefit ranges from four to six months from the in-home date of the catalog with the majority of the costs amortized within the first month. We estimate the in-home date to be one week from the known mailing date of the catalog. The expected life of each catalog is determined based on a detailed marketing forecast, in which we consider our historical experience for similar catalogs as well as current sales trends. These forecasts are updated frequently during the most active period of selling for each catalog to determine the expected future life of each catalog. We monitor changes to the forecast and adjust the amortization amount accordingly. If the expected period of future benefit is not as we estimate, our reported selling, general and administrative costs may not accurately reflect our actual promotional materials and advertising costs, which may adversely affect our results of operations in subsequent periods.
      The ongoing cost of developing and maintaining our customer list is charged to operations as incurred. All other advertising costs, such as ads and affiliate commissions, are expensed as incurred.

Stock Options
      We account for our options issued to employees under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, or the intrinsic value method. Stock options are granted at exercise prices equivalent to the fair market value of the common stock on the date of grant. Accordingly, no compensation expense for stock options has been recognized in our consolidated financial statements. Pro forma information regarding net earnings attributable to common stockholders and net earnings per share attributable to common stockholders is required in order to show our net earnings as if we had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148. This information is contained in Note A-11 to our consolidated financial statements. The fair values of options and shares issued pursuant to our option plans at each grant date were estimated using the Black-Scholes option-pricing model. Assumptions used in this model to generate estimated fair values include the expected dividend yield and price volatility of the underlying stock, risk-free interest rates, and estimated forfeitures and terms of the options. Differences in any of the above assumptions could change the initial fair value calculations. In particular, the estimates of the stock price volatility and the expected option terms generally have the most significant effect on the estimated initial fair value calculation. Material increases in the initial estimates of stock price volatility and/or expected option terms would typically increase the estimated fair value of an option.
Results of Operations
      The following table sets forth, for the periods indicated, information from our consolidated statements of earnings expressed as a percentage of net sales:

	Years Ended December 31,

	2002	2003	2004

Net sales	100.0%	100.0%	100.0%
Cost of sales	67.3	67.1	68.0

Gross profit	32.7	32.9	32.0
Selling, general and administrative expenses	29.0	28.0	26.7

Earnings from operations	3.7	4.9	5.3
Interest and miscellaneous expense, net	0.2	—	0.1

Earnings before income taxes	3.5	4.9	5.2
Income tax expense	1.3	1.8	1.9

Net earnings	2.2%	3.1%	3.3%

      Recent Events. On May 4, 2005, we reported financial results for the quarter ended March 31, 2005. Net sales for the quarter ended March 31, 2005 were $64.3 million, compared with $44.6 million reported for the quarter ended March 31, 2004. The 44.2% increase in consolidated net sales was largely due to the inclusion of net sales from TGW in the quarter ended March 31, 2005. Net earnings for the quarter ended March 31, 2005 was $2.1 million, or $0.26 per fully diluted share, compared with net earnings of $1.2 million, or $0.15 per fully diluted share, reported for the quarter ended March 31, 2004.

Comparison of Years Ended December 31, 2004 and 2003

			The Golf
	The Sportsman’s Guide		Warehouse		Consolidated

	2003	2004	2003	2004	2003	2004

Net sales	$194,703	$207,221	$—	$25,241	$194,703	$232,462
Earnings from operations	$9,597	$10,692	$—	$1,567	$9,597	$12,259
      Net Sales. Consolidated net sales for 2004 of $232.5 million were $37.8 million or 19.4% higher than net sales of $194.7 million for 2003. The increase in consolidated net sales for 2004 was primarily a result of including the sales from the newly-acquired TGW and higher net sales from TSG. The acquisition of TGW was effective June 29, 2004 making the third quarter of 2004 the first quarter for inclusion of TGW’s net sales, operations and earnings. Net sales for TSG increased 6.4% when compared to the year ended 2003 primarily as a result of increased Internet sales. With fiscal 2004 consisting of 53 weeks, the additional week had the effect of increasing our annual net sales by approximately $4.1 million.
      As of December 31, 2004, the Buyer’s Club membership had increased to 382,000, up 8.8% over the 351,000 reported as of December 31, 2003.
      Orders generated through the Internet for TSG in 2004 were approximately 41.5% of TSG’s total Internet and catalog orders compared to 35.9% in 2003. The majority of TGW’s total orders for 2004 were generated through the Internet. Orders generated through the Internet are defined as those that are derived from our websites, catalog orders processed through the Internet and Internet offers placed by telephone. Internet related orders continue to grow, period over period, as we continue to make enhancements to our websites and implement and improve upon various marketing and merchandising programs.
      Gross returns and allowances for 2004 were $14.0 million or 5.7% of gross sales compared to $12.8 million or 6.2% of gross sales in 2003. The decrease in gross returns and allowances, as a percentage of gross sales, was primarily due to favorable trends in actual customer return activity at TSG and overall lower customer returns, as a percentage of gross sales, at TGW which traditionally have been lower than TSG’s customer return rates.
      Gross Profit. Consolidated gross profit for 2004 was $74.4 million or 32.0% of net sales compared to $64.1 million or 32.9% of net sales in 2003. The decrease in consolidated gross profit percentage for the year was primarily due to the inclusion of lower product margin sales of TGW and lower product margins experienced at TSG. TGW’s product margins are traditionally lower than those of TSG. TSG’s product margins, as a percentage of net sales, were lower in 2004 when compared to the prior year primarily due to promotional pricing, competitive pressure and a higher percentage of lower margin factory direct merchandise sales. Our gross profit may not be comparable to those of other entities since some entities do not include the same cost elements within their definition of cost of sales. We expect cost of sales to increase in absolute dollars in future years with the inclusion of operations of TGW for a full year.
      Selling, General and Administrative Expenses. Consolidated selling, general and administrative expenses were $62.1 million or 26.7% of net sales during 2004 compared to $54.5 million or 28.0% of net sales during 2003.
      Consolidated selling, general and administrative expenses, as a percentage of net sales, for 2004 were lower compared to 2003 as a result of additional productivity from the Internet leverage in TSG as well as the inclusion of TGW’s selling, general and administrative expenses which historically have been lower than those of TSG. TSG’s selling, general and administrative expenses, as a percentage of net sales, for 2004 were lower compared to the prior year as a result of higher Internet sales and lower order processing costs with the increased sales generated through the Internet. TGW’s selling, general and administrative expenses, as a percentage of net sales, traditionally have been lower than TSG’s with a higher percentage of its sales generated from the Internet coupled with a higher average customer order amount.
      The increase in consolidated selling, general and administrative expenses for 2004, in dollars, compared to the prior year, was primarily due to the inclusion of TGW’s expenses since the acquisition on June 29, 2004 and higher advertising spending by TSG from an increase in catalog circulation and increased order fulfillment costs by TSG from higher sales volume. In 2004, we incurred $0.6 million of Sarbanes-Oxley related costs. We expect our consolidated selling, general administrative expenses to increase in absolute dollars in future years with the inclusion of operations of TGW for a full year.
      Total catalogs mailed during 2004 was 50.5 million catalogs compared to 46.4 million catalogs during 2003. The 2004 catalogs mailed includes 1.5 million catalogs (two editions) circulated by TGW since the acquisition on June 29, 2004. During 2004, we mailed 35 catalog editions consisting of 11 main catalogs, 12 Buyer’s Club Advantagetm catalogs and 12 specialty catalogs compared to 33 catalog editions during 2003 consisting of 11 main catalogs, 12 Buyer’s Club Advantagetm catalogs and 10 specialty catalogs.
      Consolidated advertising expense for 2004 was $32.9 million or 14.1% of net sales compared to $29.4 million or 15.1% of net sales for 2003. The decrease in consolidated advertising expense, as a percentage of net sales, for 2004 compared to 2003 was primarily due to the increase in TSG’s net sales generated from the Internet and the inclusion of TGW since the acquisition on June 29, 2004. TGW’s advertising expense as a percentage of net sales is lower than the traditional TSG percentage as a result of its higher percentage of Internet driven sales coupled with a higher average customer order amount.
      The increase in consolidated advertising expense for 2004 was primarily due to an increase in TSG’s catalog circulation and the inclusion of TGW’s advertising expense since the acquisition on June 29, 2004.
      Earnings from Operations. Earnings from operations were $12.3 million or 5.3% of net sales during 2004 compared to $9.6 million or 4.9% of net sales during 2003. The increase in earnings from operations was largely due to the inclusion of TGW’s earnings since the acquisition on June 29, 2004, as well as growth and improved performance in TSG. The additional week in fiscal 2004 had minimal effect on our earnings from operations.
      Interest Expense. Interest expense for 2004 was $0.4 million or 0.2% of net sales. There was no interest expense for 2003. Interest expense increased in 2004 over the prior year as a result of the acquisition of TGW. A portion of the purchase price of approximately $30.5 million was financed by borrowings under a new credit facility.
      Income Taxes. Income tax expense for 2004 was $4.3 million compared to $3.5 million for 2003.
      Net Earnings. As a result of the above factors, net earnings for 2004 were $7.6 million compared to $6.2 million for 2003.
Comparison of Years Ended December 31, 2003 and 2002
      Net Sales. Net sales for 2003 of $194.7 million were $15.4 million or 8.6% higher than net sales of $179.3 million for 2002. The increase in net sales was primarily due to higher sales generated from product offerings on the Internet and in our catalogs. Internet related sales continue to grow, year over year, as we continue to make enhancements to our websites and implement and improve upon various marketing and merchandising programs. For 2003, catalog related sales increased slightly over the prior year’s sales level primarily a result of an increase in our catalog circulation.
      As of December 31, 2003, our Buyer’s Club membership had increased to 351,000, up 13.2% over the 310,000 reported as of December 31, 2002.
      Orders generated through the Internet increased in 2003 to approximately 35.9% of total Internet and catalog orders compared to approximately 29.5% in 2002.
      Gross returns and allowances for 2003 were $12.8 million or 6.2% of gross sales compared to $12.7 million or 6.6% of gross sales in 2002. The decrease in gross returns and allowances, as a percentage of gross sales, was primarily due to lower than anticipated customer returns on several 2002 catalogs.
      Gross Profit. Gross profit for 2003 was $64.1 million or 32.9% of net sales compared to $58.6 million or 32.7% of net sales in 2002. The increase in the gross profit percentage for the year was primarily due to an improvement in product margins offset somewhat by higher shipping costs. The increase in product margins in 2003 was primarily driven by an increase in sales of higher margin, direct import products. The higher shipping costs were largely due to an increase in the average weight of our outgoing shipments to our customers.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $54.5 million or 28.0% of net sales during 2003 compared to $52.0 million or 29.0% of net sales during 2002.
      Selling, general and administrative expenses, as a percentage of net sales, for 2003 were lower compared to 2002 primarily due to the higher level of Internet sales, improved catalog productivity and lower order processing costs directly related to the increase in sales generated through the Internet. The dollar increase in selling, general and administrative expenses was primarily due to higher order fulfillment expenses as a result of the increase in net sales and higher incentive compensation as a result of improved performance.
      Total catalogs mailed was 46.4 million during 2003 compared to 45.8 million during 2002. During 2003, we mailed 33 catalog editions consisting of 11 main catalogs, 12 Buyer’s Club Advantagetm catalogs and 10 specialty catalogs compared to 34 catalog editions during 2002 consisting of 11 main catalogs, 12 Buyer’s Club Advantagetm catalogs and 11 specialty catalogs.
      Advertising expense for 2003 was $29.4 million or 15.1% of net sales compared to $29.2 million or 16.3% of net sales for 2002. The decrease in advertising expense, as a percentage of net sales, for 2003 compared to 2002 was primarily due to higher volume of Internet sales. Advertising expense, in dollars, for 2003 was higher compared to the same period last year primarily as a result of a minor increase in the catalog circulation, which was largely due to the increase in our club membership.
      Earnings from Operations. Earnings from operations were $9.6 million or 4.9% of net sales during 2003 compared to $6.6 million or 3.7% of net sales during 2002. The increase in earnings from operations was primarily due to the higher level of Internet sales.
      Interest Expense. There was no interest expense for 2003 compared to $1,000 for the same period last year. During 2003 and 2002, we did not borrow under the revolving line of credit.
      Income Taxes. Income tax expense for 2003 was $3.5 million compared to $2.3 million for 2002.
      Net Earnings. As a result of the above factors, net earnings for 2003 were $6.2 million compared to $4.0 million for 2002.

Seasonality and Quarterly Results
      The majority of TSG’s sales historically occur during the second half of the year. The seasonal nature of the business is due to TSG’s focus on outdoor merchandise and related accessories for the fall, as well as winter apparel and gifts for the holiday season. We expect this seasonality will continue in the future. In anticipation of increased sales activity during the third and fourth quarters, TSG incurs significant additional expenses for hiring employees and building inventory levels.
      TGW’s business is also seasonal. Sales leading up to and during Father’s Day and the Christmas holiday selling seasons have historically contributed to a higher percentage of TGW’s annual sales and net income than other periods. TGW also incurs higher expenses related to building inventory to meet higher demand during these seasons.
      The following table provides certain unaudited financial information for each of the quarters shown:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(In thousands, except per share data)
2003
Net sales	$43,749	$38,041	$41,213	$71,700
Gross profit	14,197	11,944	12,541	25,382
Earnings from operations	1,467	1,042	1,117	5,971
Net earnings	957	646	710	3,845
Net earnings per share:
Basic	.13	.09	.10	.53
Diluted	.12	.08	.09	.47
2004
Net sales	$44,594	$38,861	$56,554	$92,453
Gross profit	14,128	12,137	16,415	31,701
Earnings from operations	1,782	1,208	1,851	7,418
Net earnings	1,167	797	1,069	4,558
Net earnings per share:
Basic	.16	.11	.15	.65
Diluted	.15	.10	.13	.57
Per share amounts set forth above have been adjusted to give effect to a 3-for-2 stock split of our common stock paid on April 15, 2005 to shareholders of record as of March 25, 2005.

Note:	The acquisition of The Golf Warehouse, L.L.C. was effective June 29, 2004. The third quarter of 2004 was the first quarter for inclusion of TGW’s net sales, operations and earnings.
Liquidity and Capital Resources
      Working Capital. We had working capital of $5.7 million as of December 31, 2004 compared to $24.7 million as of December 31, 2003, with current ratios of 1.1 to 1 and 1.7 to 1, respectively. The decrease of $19.0 million was primarily due to the utilization of excess cash in the acquisition of TGW effective June 29, 2004.
      We purchase large quantities of manufacturers’ close-outs and direct imports, particularly in footwear and apparel merchandise categories. The seasonal nature of the merchandise may require that it be held for several months before being offered in a catalog. This can result in increased inventory levels and lower inventory turnover, thereby increasing our working capital requirements and related carrying costs.
      TSG’s Buyer’s Club members are entitled to participate in a credit plan with no finance charges, known as the “Buyer’s Club 4-Pay Plan.” Under this plan, TSG charges Club members’ credit cards for four consecutive monthly payments. TSG had outstanding customer receivables of $2.6 million at December 31, 2004 compared to $2.4 million at December 31, 2003. This 4-Pay program will continue to require the allocation of working capital, which we expect to fund from operations and availability under our revolving credit facility.
      On June 29, 2004, we entered into an amended Credit Agreement with Wells Fargo Bank, National Association providing a revolving line of credit up to $15.0 million and a term loan of $12.5 million, expiring on September 30, 2007. The revolving line of credit is for working capital and letters of credit and the proceeds from the term loan are for financing acquisitions of other business operations. Letters of credit may not exceed $10.0 million at any one time. Funding under the credit facility, if combined borrowings under the line of credit and term loan exceed $20.0 million, is limited to a collateral base of 50% of eligible inventory plus 75% of eligible trade accounts receivable. Borrowings from the revolving line of credit and term loan bear interest at the bank’s prime rate less 0.15% or, at our option, fixed term LIBOR plus 2.5 percentage points, provided certain financial ratios are met. The revolving credit line and term loan are collateralized by substantially all of our assets.
      All borrowings are subject to various covenants (while the term loan remains outstanding), which include funded debt to earnings before interest, income taxes, depreciation and amortization ratio and a fixed charge coverage ratio. The agreement also prohibits the payment of dividends to shareholders without the consent of the bank. As of December 31, 2004 and 2003, we were in compliance with all applicable covenants under the amended Credit Agreement. We had no borrowings against the revolving credit line at December 31, 2004 and 2003. Outstanding letters of credit were $1.9 million at the end of 2004 compared to $2.5 million at the end of 2003. We had a remaining balance of $5.0 million against the term loan at December 31, 2004, which is payable September 30, 2007.
      We have several long-term operating leases, long-term debt and other commitments related to facilities and long-distance telephone services with varying terms. At December 31, 2004, future contractual obligations under the above agreements are as follows (in thousands):

	Payment due by period

		1-3	3-5	More than
Contractual Obligations	Total	years	years	5 years

Long-Term Debt Obligations(1)	$5,000	$5,000	$—	$—
Operating Lease Obligations	8,964	6,701	2,263	—
Purchase Obligations	3,200	3,200	—	—

Total	$17,164	$14,901	$2,263	$—

(1)	The interest rates for our long-term debt obligations are variable based on the bank’s prime rate or LIBOR, and, therefore, we have not included an estimate of future interest payments in the table of contractual obligations.
      Operating Activities. Cash flows provided by operating activities during 2004 were $7.4 million compared to $16.4 million in 2003. The decrease in cash flows provided by operating activities was primarily the result of an increase in inventory position at year-end and lower accounts payable to vendors. The higher inventory position at the end of 2004 was due to higher level of inventory at TSG and the inclusion of TGW’s inventory position for the first time as a result of the acquisition effective June 29, 2004. TSG’s inventory position was higher at the end of 2004 largely due to the fact that a greater percentage of the inventory to support the spring business was received by year end in 2004 than at the end of 2003. The lower accounts payable to vendors at the end of 2004 was due to the timing of inventory receipts and the subsequent payments to the vendors. Payment terms from our vendors for 2004 have not changed significantly from those of 2003.

      Cash flows provided by operating activities during 2003 were $16.4 million compared to $9.2 million in 2002. The increase in cash flows provided by operating activities was primarily the result of an increase in net earnings, a lower inventory position at year-end and higher payables to vendors as a result of current vendor terms.
      Investing Activities. Cash flows used in investing activities during 2004 were $31.2 million compared to $0.9 million in 2003. On June 29, 2004, we acquired The Golf Warehouse, L.L.C. for a purchase price of approximately $30.0 million with an additional $0.4 million of transaction costs incurred.
      Cash flows used in investing activities during 2003 were $0.9 million compared to $0.9 million in 2002. During 2003, we expended funds for leasehold improvements, computer equipment and machinery and equipment.
      Financing Activities. Cash flows provided by financing activities during 2004 were $0.4 million compared to cash flows used in financing activities of $0.5 million during 2003. Cash flows provided by financing activities during 2004 were largely due to our borrowings under the new credit facility to finance a portion of the total consideration paid for the outstanding membership interests of The Golf Warehouse, L.L.C. and the receipt of cash proceeds from the exercise of stock options. The increase in cash flows provided from the borrowings under the credit facility and the cash proceeds from the exercise of stock options was virtually offset by payments to repurchase our common stock. On May 13, 2004, we announced that our board of directors authorized a plan to repurchase up to ten percent of our outstanding common stock in the open market or in privately negotiated transactions over the next 12 months. Under the 2004 plan, 43,868 shares of common stock at a total cost of approximately $0.6 million were repurchased during the year ended December 31, 2004. Under the 2003 plan, 389,466 shares of common stock at a total cost of approximately $5.1 million were repurchased during the year ended December 31, 2004.
      Cash flows used in financing activities during 2003 were $0.5 million compared to cash flows provided by financing activities of $0.3 million during 2002. Cash flows used in financing activities during 2003 were primarily comprised of payments to repurchase our common stock. On May 5, 2003, we announced that our board of directors authorized a plan to repurchase up to ten percent of our outstanding common stock in the open market or in privately negotiated transactions over the next 12 months. Under this plan 148,425 shares of common stock at a total cost of approximately $1.2 million were repurchased during the years ended December 31, 2003. During 2003, we did not borrow under the revolving line of credit.
      We believe that cash flows from operations and borrowing capacity under our revolving credit facility will be sufficient to fund our operations for the next 12 months and the foreseeable future. Future acquisitions or other transactions may require us to obtain additional sources of financing.
New Accounting Pronouncements
      In 2004, the FASB revised Statement No. 123 (FAS 123R), Accounting for Stock Based Compensation. FAS 123R eliminates the alternative to use APB Opinion No. 25’s, Accounting for Stock Issued to Employees, intrinsic value method of accounting that was provided in FAS 123 as originally issued. FAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. For public entities that do not file as small business issuers, this Statement is effective as of the beginning of the first fiscal year that begins after June 15, 2005. We have not yet finished our financial assessment of the implementation of FAS 123R, which we will adopt on January 1, 2006.

Forward-Looking Statements
      This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We use words such as “may,” “believe,” “estimate,” “plan,” “expect,” “intend,” “anticipate” and similar expressions to identify forward-looking statements. These forward-looking statements involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors, including general economic conditions, a changing market environment for our products and the market acceptance of our product offerings as well as the risk factors described in Exhibit 99.1 to this report.

BUSINESS
       We are a multi-channel direct marketer of value-priced outdoor gear, general merchandise and golf equipment/ accessories. We market our high-quality products through catalogs and ecommerce websites. We currently have two reportable business segments, The Sportsman’s Guide, or TSG, our original business, and The Golf Warehouse, or TGW, acquired in 2004. TSG markets and sells value-priced outdoor gear and general merchandise, with a special emphasis on outdoor clothing, equipment and footwear, through catalogs and two ecommerce websites, www.sportsmansguide.com and www.bargainoutfitters.com. TGW markets and sells name-brand golf equipment, apparel and accessories through one ecommerce website, www.TGW.com, catalogs and one retail store.
      Our business was founded in 1970 and incorporated as TSG in 1977. Originally limited to a small selection of merchandise targeted to the deer hunter, our product offerings have gradually evolved to a broader range of merchandise intended to appeal to those interested in pursuing the outdoor lifestyle in general and the value-oriented outdoorsman in particular. On June 29, 2004, we acquired The Golf Warehouse, L.L.C., an online and catalog retailer of golf equipment, apparel and accessories with offices and warehouse facilities in Wichita, Kansas. TGW was founded in 1997.
Industry Overview
      Outdoor Sports and Sporting Goods. According to the Sporting Goods Manufacturers Association, “SGMA,” the sporting goods industry is estimated to be more than a $52.0 billion market in 2004 up approximately 4.0% from 2003.
      The sporting goods industry’s estimated growth of 4% in 2004 was just under the 4.2% growth of the total U.S. gross domestic product (GDP). The sporting goods industry’s growth in 2004 was the highest since 1997. The three major markets of sporting goods are sporting goods equipment ($18.0 billion), sports apparel ($24.1 billion) and athletic footwear ($10.0 billion). Sports apparel, athletic footwear and fitness products overall showed improved growth from 2003 to the estimated numbers for 2004.
      Golf equipment. According to SGMA, sales of golf equipment totaled $2.5 billion in 2004. The National Golf Foundation has reported that total rounds played also enjoyed a slight increase of approximately 0.7% in 2004 after two years of trending downward. We believe a somewhat improved economy and less stormy weather as compared with 2003 helped both trends.
      Catalog Sales. Studies conducted by the Direct Marketing Association (DMA) report that catalog industry sales grew 6.7% in 2004, to approximately $143.0 billion over $134.0 billion reported in 2003.
      Online Shopping. According to Jupiter Research, online sales in 2004 were reported at over $66.0 billion and are forecast to grow to more than $79.0 billion in 2005. As Jupiter had previously forecast, a significant portion of the growth in online retail over the past year was due in part to new online buyers, not just veteran online buyers. Jupiter reported that online retail spending during the 2004 holiday period (November and December) reached $22.1 billion, an increase of approximately 22.0% over the 2003 holiday period. The increase was largely due to new online buyers. According to Jupiter Research, 17.7 million consumers made an online holiday purchase for the first time in 2004. Jupiter had also previously reported that by 2009, it expects approximately 69.0% of all Internet users to make purchases online.

Growth Strategy
      Our objective is to become a leading multi-channel direct marketer of value-priced outdoor gear, general merchandise and golf equipment/ accessories. Key elements of our growth strategy include:

•	Capitalize on Complementary Business Opportunities. We actively seek and evaluate opportunities to develop or acquire businesses within attractive outdoor product categories or with a similar customer base. We believe that our experience in the catalog business can create strong synergies with pure-play ecommerce companies that do not fully utilize the catalog channel. Additionally, we intend to leverage our operating expertise, vendor relationships and balance sheet to create value through acquisition opportunities. In June of 2004, we acquired TGW, through which we have been able to apply our catalog expertise and scales of economy to their existing channel. By acquiring TGW, we have also received greater exposure to the online marketplace.

•	Expand Product Offerings and Merchandise Categories. We have selectively expanded our merchandise categories and anticipate further expansion in the future. We continue to focus on consumers who regularly shop online and through catalogs for outdoor gear and golf merchandise. Our recent category expansions include all-terrain vehicles and truck accessories and footwear at TSG and casual apparel at TGW. In addition, we emphasize offering high quality, value-priced merchandise with a convenient and easy shopping experience.

•	Increase Our Percentage of Online Business. We are working to expand our online sales, as conducting business through our websites instead of through the catalog and phone order systems provides a benefit to our customers of greater merchandise selection, while simultaneously lowering our operating costs. Over the past three years our business mix has shifted from approximately 21.8% of our orders online in 2001 to approximately 44.9% of our orders in 2004. We seek to grow our online business by focusing on the most efficient methods to acquire new customers and to increase conversions of existing catalog customers and online visitors. We plan to continue to use targeted email marketing, affiliate marketing programs and sponsored listings through partner websites to drive traffic to our websites.

•	Broaden Our Factory Direct Vendor Relationships. As our percentage of business conducted online has increased, we have increased our use of factory direct relationships. Through these relationships, we are able to expand our product offerings significantly without increasing our capital investment requirements or exposure to inventory risk.

•	Increase TSG Buyer’s Club Memberships. One of our most successful marketing programs for TSG has been the Buyer’s Club, where members pay an annual fee to receive discounts on all regular priced merchandise, special edition catalogs and other member’s only promotions. The purchase activity, on average, of our Buyer’s Club customer is two to three times greater than that of a non-club member. Consequently, we are continually developing new marketing promotions to increase the number of new club members and retain our current membership base. At the end of 2004, we had approximately 382,000 members in our Buyer’s Club, an 8.8% increase compared to the end of 2003.

Our Catalogs

The Sportsman’s Guide
      We publish main, Buyer’s Club and specialty catalog editions. Total catalogs mailed to existing and prospective customers was approximately 49.0 million in 2004.
      Format. Our Sportsman’s Guide catalogs are designed to be fun and entertaining. Every merchandise offering uses a highly promotional format emphasizing our “Lowest Prices, Best Quality” philosophy. Unique to us is our product description, or copy. The catalogs make creative and expansive use of art and copy to extensively describe products with humorous text, call-outs, photos and photo captions. Copy is written in the first person from Gary Olen to the reader. The catalogs are perceived by customers as having entertainment value and are advertised as The “Fun-to-Read” Catalog®.
      Types and Purposes. Main catalog editions are mailed eleven months of the year and offer selections of our best selling products in a variety of product categories. We also use our main catalog as our primary prospecting catalog to test new names and new products. Response data from main catalog mailings are used to create specialty catalogs.
      Specialty catalog editions contain wide selections of products from select product categories. We identify the product categories for our specialty catalogs based on demand generated for certain categories in our main catalogs. During 2004, we published 12 specialty catalogs targeting buyers of government surplus, camping and outdoor-living equipment, shooting supplies, hunting equipment and holiday gifts. The specialty titles allow us to utilize a customized marketing plan for individual consumer groups thereby maximizing response rates and minimizing advertising costs as a percentage of net sales.
      The Buyer’s Club Advantagetm catalog editions offer a wide variety of product selections with sneak previews and exclusive deals for club members only. During 2004, we published 12 Buyer’s Club Advantagetm editions, ranging from 48 to 64 pages per edition. We believe the club catalogs, as well as the growth in our club memberships, have been an important component of our net sales and profitability growth.
      Creative. All catalogs are created and designed in-house by our creative services department, which produces the advertising copy and layouts for each catalog. Substantially all of the photographs used in the catalogs are taken at our in-house photo studio. Artwork and copy for the catalogs are transmitted in digital format from our desktop publishing systems to a pre-press vendor and then to the printer, which prints and mails the catalogs. These capabilities allow us to preserve the catalog’s distinctive character and allow us greater control of the catalog production schedule, which reduces the lead-time necessary to produce catalogs. We are able to prepare and mail a catalog in approximately 75 days. This allows us to offer new merchandise quickly to our customers, thereby maximizing pricing opportunities while minimizing inventory-carrying costs. Because we use a value-oriented sales approach, we are able to use a lower weight and grade of paper than our competitors to reduce our catalog production and postage costs.

The Golf Warehouse
      TGW mailed its first catalog in November 2002 to diversify its online business and build its brand and customer base. In 2004, TGW published four catalog editions consisting of Spring, Father’s Day, Summer and Holiday editions. Total catalogs mailed to existing and prospective customers was approximately 1.5 million since the date of acquisition. The catalogs range from 68 to 100 pages per edition.

      The TGW catalogs contain a wide selection of name-brand golf clubs, balls, accessories, shoes and apparel. The catalogs arrange merchandise by product category and include color pictures of products with detailed product descriptions. Creative portions of the catalogs, including photography, page layout and product selection, are produced in-house. Catalog mailings are timed to target peak selling seasons. Access to historical customer information, demographics and purchasing history, within TGW’s data warehouse, which was built by TSG, has assisted TGW in more cost-effectively targeting potential customers for its catalog mailings.
Our Websites

The Sportsman’s Guide
      TSG’s websites offer online shopping as well as online content-rich resources and information for the outdoor enthusiast. In 2004, TSG’s online orders represented 41.5% of TSG’s total orders, compared to 35.9% in 2003. Orders generated through the Internet are defined as those that are derived from our websites, catalog orders processed online and online offers placed by telephone. Internet related orders continue to grow, period over period, as we continue to make enhancements to our websites and implement and improve upon various marketing and merchandising programs.
      sportsmansguide.com. The sportsmansguide.com site is our online retail store. The site established its initial Internet presence in 1996 and the launch was completed in April 1998.
      Our sportsmansguide.com site is modeled on our print catalogs. The site translates the distinctive look and editorial voice of our print catalog onto the Internet, adding interactive functionality to make shopping an entertaining experience. The site is designed to be fun-to-browse and easy to use, enabling the ordering process to be completed with a minimum of customer effort. The site is advertised as The “Fun-to-Browse” Website®. The site allows customers to order merchandise from print media, view current catalogs and request mailed catalog copies. Email addresses are collected through an opt-in program. Email broadcast messages, which include a variety of specialized product offerings, are delivered three times per week on average and, as of December 31, 2004, we had approximately 873,000 email addresses.
      The sportsmansguide.com site offers full-line selections of camping, footwear, clothing, hunting, archery, marine, all-terrain vehicles, truck and SUV accessories, snowmobiles, hiking and fishing products at discount prices. The community content within the sportsmansguide.com site provides a broad and deep selection of resources and information updated regularly covering all aspects of the outdoor experience. Web pages include articles on hiking, hunting, fishing and camping experiences, U.S. Department of Natural Resources information, local and national weather forecasts, tips and hints on planning an upcoming outdoor event, photo galleries and maps.
      bargainoutfitters.com. The bargainoutfitters.com site is our online liquidation outlet site launched in November 1999. The site offers clothing and footwear products as well as home and domestics, tools, government surplus, automotive and electronic products that are deeply discounted, discontinued or overstocked. Email addresses are collected through an optional sign-up program. Email broadcast messages, which include a variety of specialized product offerings, are delivered three times per week on average and, as of December 31, 2004, we had approximately 55,000 email addresses.

The Golf Warehouse
      TGW.com. The TGW.com website was launched in 1998. The website was featured in Forbes Magazine’s Best of the Web for 2002 and 2003. Forbes called the website “the most comprehensive golf equipment site on the web.” The majority of TGW’s total orders for 2004 were generated through the Internet.

      The TGW.com website features all of TGW’s product offerings in a functional and customer friendly environment. The website homepage prominently displays featured products and special offers in a promotional format along with in-line product categories. The website is designed to minimize the number of “clicks” necessary to find a specific product. A redesigned search function enables product search by keyword(s), item number, manufacturer or quick link to product categories. An online version of the TGW print catalog is provided on the website.
Merchandising

The Sportsman’s Guide
      Products. TSG offers a large selection of high value products at low prices. These products include hunting and shooting accessories, footwear, clothing and accessories, domestics and furniture, optics, government surplus, tools and truck/ SUV accessories, camping and outdoor recreation equipment, lawn and garden, gifts, electronics and a diverse range of additional offerings. Within the sportsmansguide.com website, we are able to carry deeper and more diverse product lines and merchandise categories than we have traditionally offered through the catalog. Over time, our product offerings and marketing efforts have broadened to include those interested in pursuing and living the outdoor lifestyle in general and the value-oriented outdoorsman in particular. The table below indicates the percentage of TSG’s sales by product category for 2004:

Product Category	% of Sales

Hunting and Shooting Accessories	16.5%
Footwear	15.8
Clothing and Accessories	12.7
Domestics and Furniture	9.2
Optics	8.3
Government Surplus	7.1
Tools and Truck/ SUV Accessories	6.8
Camping and Outdoor Recreation	5.1
Lawn and Garden	3.3
Gifts	3.1
Electronics	2.5
Other	9.6
      Merchandise Mix. TSG historically offered a changing mix of in-line products. In-line products are those products regularly available from manufacturers. As a complement to our value pricing approach, we aggressively pursue manufacturers’ close-outs of name brand shoes, boots, clothing, watches and other merchandise, which we offer to our customers at savings of 25% to 60% from original retail prices. We also offer government surplus from around the world, providing customers a low-cost alternative for items such as wool coats and pants, shirts, gloves, underwear, blankets, boots, sleeping bags, jackets, backpacks, skis and snowshoes. We have developed our own private label line of products through our direct import program including footwear, apparel and several hard line product categories sold under the Guide Gear® name.
      Our merchandising strategy has been to shift our merchandise mix to a larger percentage of manufacturers’ close-outs, government surplus, private label products, and to minimize the number of lower price point items, while maintaining a broad selection of products. This strategy has added to our customer base value-oriented customers who may not otherwise be identified as pure outdoorsmen.

      Sourcing. Our buyers actively seek sources for products they believe will interest our targeted customers. We seek to maintain existing and develop new relationships with vendors to provide ongoing access to manufacturers’ close-outs, government surplus, direct imports and other items. Buyers regularly attend trade shows, meet with vendors and make mass mailings and cold calls to locate high quality, low price, name brand merchandise as well as unusual or unique products. We frequently purchase large quantities of close-outs and other individual items on an opportunistic or when-available basis.
      We purchase our merchandise from more than 1,450 suppliers and generally purchase all of our product needs for a particular item from one vendor. No single vendor accounted for more than 3.0% of TSG’s purchases during 2004, and we believe there are numerous sources for products in our merchandise categories.
      Selection. Our buyers and merchandising staff collectively select the merchandise to be offered to customers by evaluating product availability, pricing, historical demand, emerging merchandise trends and expected product profitability. Each product is hand-picked, and most are field tested by our buyers to ensure quality, functionality and proper sizing in order to maximize appeal to customers.
      Inventory Management. Our inventory analysts are responsible for ordering all merchandise, determining the quantity and arrival date, managing inventory levels, assessing customer demand, adjusting estimates, canceling orders for slow-moving merchandise and reordering merchandise. Utilizing our information systems, buyers and inventory analysts monitor product sales on a daily basis. Slow-moving merchandise is actively promoted through websites, telemarketing, clearance sales or, when possible, is returned to the vendor.
      As part of our merchandise liquidation strategy, we maintain a retail outlet store at our primary warehouse and distribution facility in South St. Paul from which we sell discontinued, overstocked, returned and regular catalog merchandise. The retail store along with our websites provide a liquidation outlet and serve to minimize inventory mark-downs.

The Golf Warehouse
      Products. TGW offers a large selection of golf equipment from leading manufacturers at low prices. Our products include golf clubs, golf bags, golf balls, golf gloves, golf shoes, apparel, training aids, multimedia products, gifts and accessories. We offer products by leading manufacturers including Adams Golf®, Callaway®, Cobra®, Footjoy®, Mizuno®, Nike®, Ping®, TaylorMade®, Tommy Armour®/ Ram® and Titleist®.
      The table below indicates the percentage of TGW’s sales by product category for 2004:

Product Category	% of Sales

Clubs	48.0%
Apparel	18.1
Footwear	8.9
Balls	8.1
Bags	5.4
Accessories	11.5
      In 2004, TaylorMade®, Titleist® and Nike® supplied 23.6%, 14.6% and 11.5%, respectively, of TGW’s purchases. No other supplier accounted for more than 8.9% of TGW’s purchases in 2004.
      We have developed supplier relationships that provide us with access to the newest products as well as close-out, clearance and discontinued merchandise.

Marketing

The Sportsman’s Guide
      Customer Database. We maintain a proprietary customer database in which we store detailed information on each customer in our customer list, including demographic data and purchasing history. Our customer database contains over 6.0 million names, of which 1.0 million have made purchases within the last 12 months. In addition, as of December 31, 2004, we had approximately 900,000 email addresses captured through TSG’s websites. The customer database is updated regularly with information as new purchases are recorded.
      Customer Selection. We have developed our own customer selection criteria to segment our customer list according to many variables, allowing our marketing department to analyze each segment’s buying patterns. We review the results of each of our catalog mailings. The results are used to further update the customer database to refine the frequency and selectivity of our catalog mailings in an effort to maximize response rates and profitability.
      List Development. New customers are acquired principally through the use of targeted mailings to individuals identified through mailing lists rented or exchanged from other catalog companies, retail subscription lists, and lists of names compiled from businesses whose customers have interests similar to those of our customers. We are generally entitled to make one mailing to each name obtained through a rented or exchanged mailing list. If the prospect responds, the name is added to our database and may be freely used by us in the future. Through the Internet, we have captured new customers as a result of our affiliate and search marketing programs. We also use our sweepstakes marketing programs to convert our catalog customers to online purchasers and to increase our overall number of email addresses.
      With ongoing refinements in our approach to merchandising and marketing, we have increased the frequency and quantity of mailings and email broadcasts to the most profitable segments of our existing customer list. Analyses of historical purchasing patterns of existing customers, including recency, frequency and monetary activity, are performed to assist in merchandising and customer targeting and to increase sales to existing customers.
      Marketing Programs and Promotional Formats. We strive to develop promotional formats that will stimulate customer purchases from our catalogs and websites. Successful promotional formats include different catalog wraps, dollar discounts on specific order size, and promotional tag lines such as “last chance” offers. Since our inception on the Internet, we have marketed our online retail store in our catalogs, including advertising our online retail store on substantially all of our catalog covers. This marketing channel has been the principal marketing mechanism to reach our online target audience.
      One of our most significant, successful marketing programs has been the Buyer’s Club. Customers can purchase a one-year membership in TSG’s Buyer’s Club for a $29.99 fee. For this annual fee, club members receive a 10% discount on all regularly priced items except for ammunition which is limited to a 5% discount and clearance items which have no discount off the advertised price. Our Buyer’s Club offers its members exclusive merchandise not offered to other customers. Club members are presented with sneak previews of merchandise offers and given the opportunity to buy limited quantity items prior to non-club customers. Club members also receive member’s only bargains in the catalogs and via email campaigns.
      The purchase activity, on average, of our Buyer’s Club customer is two to three times greater than a non-club member. We continually develop new marketing promotions are designed to significantly increase the number of new club members and retain existing club members. At the end of 2004, we had approximately 382,000 members in our Buyer’s Club, an 8.8% increase compared to the end of 2003.

      Another successful marketing program is our credit plan, known as the “Buyer’s Club 4-Pay Plan,” which is available to Buyer’s Club members with credit card orders of $100 or more. Payments under the plan consist of 25% of the merchandise charges, plus 100% of any shipping charges and Buyer’s Club fees, if applicable, at the time of shipment with three equal payments in 30-day increments, which are automatically charged to the customer’s credit card. No interest or additional fees are charged to customers who elect the 4-Pay Plan.
      Customer Service. We have a toll-free customer service telephone line separate from our inbound ordering lines. We maintain a separate customer service department staffed with full-time customer service representatives who answer customer inquiries, reply to complaints and assist customers in returning merchandise. Our commitment to customer service is supported by our unconditional guarantee, which allows customers to return merchandise for any reason and at any time for refund or exchange if they are not satisfied with the merchandise.

The Golf Warehouse
      Customer Database. TGW has developed a proprietary customer database. As of December 31, 2004, TGW’s customer database had over 700,000 names of which approximately 252,000 have purchased from TGW within the past 12 months. We add names and email addresses to, and update information in, our customer database through our online and catalog ordering process and through contests and catalog sign-ups on our website. Approximately 8.8% of TGW’s sales in 2004 were to customers outside the United States.
      Marketing and Promotional Programs. We use a variety of sales and marketing techniques to build recognition of the TGW.com brand, drive traffic to our website and expand our customer base. We regularly send email broadcasts to segments of our customer base. We run television commercials on The Golf Channel and online ads on TheGolfChannel.com. We are a featured merchant in the sports & outdoors/golf category on Amazon.com. We maintain commission-based affiliate marketing programs with the major search engines. We maintain an exclusive relationship with PGA Tour, Inc. to operate an online retail golf store. We have an advertising relationship with The Golf Channel, Inc. and a link to our website on the TheGolfChannel.com. We market golf products to both of their customer databases.
      Our promotional programs include special offers, free shipping on qualified orders and no payment for 90 days. Our exclusive “Name Your Price” program allows customers to make an offer on select groups of products with email notification of whether the offer is accepted. We offer gift cards and gift certificates. We also offer corporate logo golf products for businesses, organizations and tournaments.
      Customer Service. We maintain a toll-free customer service number staffed seven days a week. We provide custom club fitting, a 30-day playability guarantee that permits customers to return clubs for full in-store credit, a 30-day money back guarantee on new unused merchandise and a club trade-in program. We offer our customers a low price guarantee.
Online Marketing Efforts

The Sportsman’s Guide and The Golf Warehouse
      We have focused our online marketing efforts on attracting new customers, increasing purchases by existing and new customers and enhancing the overall brand of TSG and TGW and our websites. Our current online activities include the following:
      Search. Our search engine program is a cost-effective, pay-for-performance vehicle that generates a significant amount of traffic to our websites. We have developed with the assistance of a third-party service provider a paid search engine program to attract traffic to our network of websites. Through established paid search providers, such as Yahoo!, Google and MSN, our website listings are displayed in response to Internet search requests based on keywords that will attract related traffic to our websites. We identify and target particular keywords for specific relevance designed to increase customer traffic and sales using performance-based advertising. We also use established paid search providers who crawl and extract relevant product content from our websites to create highly targeted product and service listings on popular search engines, product shopping engines and directories. In addition, we utilize search engine optimization to improve our keyword conversion rates.
      Comparison Shopping Engines. We utilize a third-party service provider to load product data files and allow comparison shopping engines to pull our products displayed within various price comparison sites such as Shopping.com. We pay for this advertising on a performance basis for sales generated from these sites.
      Affiliate Program. Our affiliate program is a cost-effective, pay-for-performance vehicle that generates a significant amount of traffic to our websites. An affiliate receives a percentage of any purchase made by a visitor who was “referred” to us from the affiliate’s website.
      Opt-in Email Campaigns. We engage in opt-in email campaigns to our customers in the form of promotional product offerings. Targeted club exclusive email campaigns are provided to our growing list of opt-in club members. In addition, special targeted offerings are provided based on customer purchase history.
      Shopping and Auction Portals. We utilize shopping and auction portals to increase our brand awareness and to attract new customers. Shopping portals are paid on a performance basis for sales generated from these sites. The shopping portals include eBay.com and Amazon.com.
Operations and Fulfillment

The Sportsman’s Guide
      Inbound Calls. We maintain an in-house call center. In 2004, approximately 48.0% of customer orders were placed through our toll-free telephone lines which are staffed 24 hours per day, seven days a week, while 10.1% of orders were received by mail or facsimile and 41.5% of orders were received at our websites.
      When fully staffed, our in-house call center has the capacity of handling up to 2,600 calls per hour on average. We also contract with outside call centers to handle calls on an as-needed basis.
      Our in-house call center is staffed with individuals who are familiar with the products offered in the catalogs and can offer assistance to customers on availability, color, size, and other information. Call center sales representatives use a catalog sales system with pre-written merchandise descriptions and sales offers and are provided monetary incentives to sell additional merchandise to customers who order by phone.
      Order Entry. Processing of customer orders is coordinated and handled by our in-house order entry system. Telephone orders are entered directly into the system. Internet orders are batch loaded every half-hour and uploaded to the system. Mail orders are batched and, after payment is verified, are then entered into the system. The system is also used in connection with all other order entry and fulfillment tasks, including credit authorization, order picking, packing and shipment. During 2004, our order processing system handled approximately 2.2 million orders, up 6.0% over 2003.

      Fulfillment. We use an integrated computer-driven picking, packing and shipping system. The system edits orders and generates warehouse pick tickets and packing slips. We are able to fulfill and ship approximately 25,000 packages per day.
      We offer next business day shipping on orders received by 6 p.m. CST for in-stock merchandise and same day shipping for orders taken by 11 a.m. CST via the Internet or per specific customer request. Virtually all of our merchandise is stocked at, and shipped from, our warehouse and distribution facilities in South St. Paul and Inver Grove Heights, Minnesota. In addition, a small, but growing, percentage of merchandise is shipped directly from the factory to the customer by specific vendors. We utilize United Parcel Service, or UPS, and the United States Postal Service for shipment of merchandise to customers. Ammunition is shipped primarily via UPS. Orders are shipped after credit card charges are approved or checks are deposited and cleared the bank.
      Returns. We maintain an unconditional return policy, which permits customers to return merchandise for any reason at any time for refund or exchange. Returned merchandise is restocked, liquidated, sold in the retail outlet, returned to the supplier or scrapped.

The Golf Warehouse
      TGW’s order fulfillment infrastructure includes an in-house call center, a shipping and warehouse facility, and management information systems that provide inventory updates and integrate all aspects of our order fulfillment process.
      Call Center. Telephone orders may be placed 24 hours a day, seven days a week through a toll-free number. Our in-house call center is staffed with knowledgeable sales representatives who are available during extended hours each day to assist customers through the order process and provide information about products. After hours calls are routed to The Sportsman’s Guide call center for processing.
      Fulfillment. All online and catalog orders are processed and shipped from our 105,600 square foot office and warehouse facility in Wichita, Kansas. We use an integrated picking, packing and shipping system connected to our direct order entry system. The system monitors the in stock status of each item ordered, processes orders and generates warehouse selection tickets and packing slips. We are able to fulfill and ship in excess of 4,000 packages per day. We offer same day shipping on orders placed by 3:00 p.m. CST Monday through Friday. We ship all merchandise to customers via UPS. Orders are shipped after credit card charges are approved or checks are deposited and cleared the bank.
Information Systems and Technology

The Sportsman’s Guide
      We have developed an integrated management information system. In addition to online order entry and processing, the information system also provides support for merchandising, inventory management, marketing, and financial and management reporting. The online access to information allows management to monitor daily trends and the performance of merchandise and planning functions.
      Our main hardware platform utilizes IBM RISC 6000 series equipment. This equipment includes redundant components and a combination of Redundant Array Independent Disks (RAID) and mirrored disk technology to ensure optimal data protection.
      Our websites are hosted internally utilizing Compaq servers running Microsoft Server 2000 and IIS for the front-end ASP applications, caching and image serving. The back-end Oracle database is running on an IBM RS/6000 AIX system. Currently, we have 42MB of bandwidth dedicated for the web hosting environment, split across redundant networking equipment and access providers AT&T and Qwest to maximize uptime. Additional IDP hardware has been implemented to block hacking and denial of service attacks.
      Our telephone system consists of an expandable AT&T G3R digital switch. We are currently using two DS3 circuits on separate paths for protection with additional redundancy protection provided using Qwest SHARPS rerouting software. Our system is running nine T-1 lines split across the two DS3 circuits with a maximum capacity of 48 T-1 circuits. Computer telephony integration software identifies the caller and, if known, accesses the customer’s records simultaneously with answering the call.

The Golf Warehouse
      TGW utilizes Smith Gardner’s Ecometry (MACS) software, a catalog/direct marketing program for managing inventory and order processing, which provides integrated inventory management, order taking and order processing. Ecometry operates on an HP 3000 hardware platform.
      In 2003, we implemented the Great Plains financial software package that interfaces with the Ecometry (MACS) order processing system using a third party software program. All orders are processed through the Ecometry (MACS) system, which enables the data to be used in conjunction with the Great Plains accounting software. The Great Plains financial reporting package (FRX) allows TGW to build comprehensive and customizable financial and management reports that are easy to create and use. Great Plains operates on Microsoft SQL server.
      The TGW.com website is hosted on servers located at The Sportsman’s Guide offices in South St. Paul, Minnesota. All servers operate on the Redhat Linux system.
Competition

The Sportsman’s Guide
      The direct marketing industry includes a wide variety of specialty and general merchandise retailers in a highly competitive and fragmented business environment. We sell our products to customers in all 50 states and compete in the purchase and sale of merchandise with all retailers. TSG’s competitors include:

•	other outdoor/hunting mail order catalogs, including Bass Pro Shops Inc. and Cabela’s Inc.;

•	large-format sporting goods stores and chains, such as Dick’s Sporting Goods, Inc.;

•	mass merchandisers, warehouse clubs, discount stores and department stores, such as Wal-Mart Stores, Inc., Target Corporation and Amazon.com; and

•	online retailers of footwear, clothing and outdoor gear such as Overstock.com and Sierra Trading Post, Inc.
      Some of TSG’s competitors are larger and have substantially greater financial, marketing and other resources.

The Golf Warehouse
      TGW’s competitors include other specialty off-course retailers, conventional sporting goods retailers, mass merchandise retailers, on-course pro shops and online retailers of golf equipment. TGW’s principal competitors in the specialty off-course segment include retail chains such as Golfsmith International, Inc., Edwin Watts Golf, Golf Galaxy, Pro Golf Discount and Dick’s Sporting Goods, Inc.

      Traditional and specialty golf retailers are expanding and aggressively marketing brand-name golf equipment and competing directly with us for products and customers. Some of TGW’s competitors have been in business longer or have greater financial, marketing and other resources. We compete on the basis of product selection, price and customer service.
Government Regulation
      We are subject to federal, state and local laws and regulations, which affect our catalog mail order operations. Federal Trade Commission regulations, in general, govern the solicitation of orders, the information provided to prospective customers, and the timeliness of shipments and refunds. In addition, the Federal Trade Commission has established guidelines for advertising and labeling many of the products we sell.
      We are also subject to a variety of state laws and regulations relating to, among other things, advertising, pricing, charging and collecting state sales or use tax and product safety/restrictions. Some of these laws prohibit or limit the sale, in certain states and locations, of certain items we offer such as black powder firearms, ammunition, bows, knives and similar products. State and local government regulation of hunting can also affect our business.
      Because we import products for sale, we are subject to U.S. customs laws and regulations pertaining to proper item classification, quotas, payment of duties and tariffs, and maintenance of documentation and internal control programs.
      There are few laws and regulations directed specifically at commerce on the Internet. However, given the increased use of the Internet for both mass communications and commerce, new laws and regulations may be adopted covering a variety of areas such as collection and use of data from website visitors and related privacy issues, pricing, taxing, content, copyrights, distribution, unsolicited email and quality of goods and services.
Service Marks
      Our service marks “The Sportsman’s Guide”, “Bargain Outfitters”, “The ‘Fun-to-Read’ Catalog” and “The ‘Fun-to Browse’ Website” have been registered with the United States Patent and Trademark Office. “The Sportsman’s Guide” mark has also been registered in Canada. We own United States registrations and applications covering other trademarks and service marks used in our TSG business.
      We use the “tgw.com”, “The Golf Warehouse” and other trade names in our TGW business.
Employees
      As of December 31, 2004, TSG had 572 employees and TGW had 120 employees, including full and part time staff. During our peak selling seasons, which include the months of November and December, we hire a significant number of temporary employees. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good.
Financial Information About Segments
      Financial information about our two business segments is summarized in Note I to our consolidated financial statements.
Properties
      TSG’s principal offices are located at 411 Farwell Avenue, South Saint Paul, Minnesota 55075. TSG leases approximately 417,000 square feet at this facility under a net lease expiring March 2009 and leases an additional distribution facility of approximately 68,000 square feet in Inver Grove Heights, Minnesota under a net lease expiring January 2007.
      TGW’s principal offices are located at 8851 East 34th Street North, Wichita, Kansas 67226. TGW leases approximately 62,000 square feet at this facility under a net lease, and approximately 43,600 square feet of additional warehouse space under a sublease, both expiring September 2006.
Legal Proceedings

NCR Proceeding
      On July 9, 2004, we received a letter from NCR Corporation, or NCR, stating that NCR believed we may be infringing certain NCR patents, and offered a license to these patents “on commercially reasonable terms.” Effective April 28, 2005, we entered into a patent license agreement with NCR under which NCR granted us and our affiliates a royalty-free, paid up license under specified patents and a covenant not to assert infringement with respect to all other NCR patents for a term extending until March 10, 2019. In connection with the license agreement, we will pay NCR a paid up license fee of $750,000, $250,000 upon execution and $500,000 by December 23, 2005.

Other Proceedings
      In March 2003, we were notified by the Bureau of Industry, United States Department of Commerce, or BIS, that BIS had reason to believe that we violated Export Administration Regulations by exporting optical sighting devices for firearms and associated parts to Canada and other destinations without obtaining required authorization from BIS. BIS asserted that we committed 61 separate violations for shipments from October 1999 to March 2002. We settled this claim for $183,500 in December 2004.
      We are not a party to any pending litigation other than litigation, which is incidental to our business and which we believe is not material.

MANAGEMENT
Executive Officers, Directors and Key Employees
      The following table sets forth the names and ages of our executive officers, directors and key employees as of March 31, 2005:

Name	Age	Position(s)

Gregory R. Binkley	56	President, Chief Executive Officer and Director
Charles B. Lingen	60	Executive Vice President of Finance and Administration, Chief Financial Officer, Secretary, Treasurer and Director
John M. Casler	54	Executive Vice President of Merchandising, Marketing and Creative Services
William T. Sena	68	Chairman of the Board and Director
Gary Olen	62	Director
Leonard M. Paletz*	70	Director
Jay A. Leitch	56	Director
Darold D. Rath	63	Director
Dale D. Monson	40	Vice President of Information Systems and Technology and Chief Information Officer
Douglas E. Johnson	49	Vice President of Marketing
Mark S. Marney	51	Chief Executive Officer of The Golf Warehouse, Inc.
R. Michael Marney	52	President of The Golf Warehouse, Inc.

*	Mr. Paletz retired as a director at our annual meeting of shareholders held on May 6, 2005. Ronald G. Olson has been elected to succeed Mr. Paletz as a director.
Executive Officers and Directors
      Gregory R. Binkley has been a director since 1995. Mr. Binkley has been an employee since 1994 when he was elected Vice President. Mr. Binkley became Senior Vice President of Operations and Chief Operating Officer in 1995, Executive Vice President in 1996, President in 1998 and Chief Executive Officer in 2000. From 1993 to 1994, Mr. Binkley worked as an independent operations consultant. From 1990 to 1993, Mr. Binkley was Director of Distribution of Fingerhut Companies, Inc., a mail order catalog business and from 1988 to 1990 was Director of Distribution with Cable Value Network, Inc., a cable television retailer. Mr. Binkley worked for Donaldsons Department Stores, a division of Allied Stores Corporation, from 1975 to 1988, serving as Vice President of Finance and Operations from 1987 to 1988 and Vice President of Operations from 1981 to 1987.
      Charles B. Lingen has been a director since 1995. Mr. Lingen has been Chief Financial Officer, Vice President of Finance and Treasurer since 1994. Mr. Lingen was elected Secretary in 1995, Senior Vice President of Finance in 1996 and Executive Vice President of Finance and Administration in 2000. From 1973 to 1994, Mr. Lingen worked at Fingerhut Companies, Inc., serving as Vice President of Finance and Controller from 1989 to 1994.
      John M. Casler has been an employee since 1996. He was elected Vice President of Merchandising in 1997, Senior Vice President of Merchandising in 1999 and Executive Vice President of Merchandising, Marketing and Creative Services in 2000. Mr. Casler worked for Gander Mountain, Inc., a retail mail order catalog company, from 1989 to 1995, where he served as Division Merchandise Manager from 1990 to 1995. Prior to that time, Mr. Casler held merchandise management positions at

Munson Sporting Goods Co., Inc. from 1985 to 1989 and at the Target Stores Division of Dayton Hudson Corp. from 1982 to 1985.
      William T. Sena has been a director since 1990 and became Chairman of the Board in 2004. He is an investment advisor with Sena Weller Rohs Williams, LLC, an investment advisory firm. Mr. Sena has been associated with the investment advisory firm and its predecessor since 1965.
      Gary Olen is a co-founder of the company. Mr. Olen served as Executive Vice President and Secretary from its incorporation in 1977 until 1994, President from 1994 to 1998, Chief Executive Officer from 1994 until his retirement in 2000, Chairman of the Board from 1998 to 2004 and a director since its incorporation. Mr. Olen was also the sole proprietor of the predecessor of the company, The Olen Company, founded in 1970.
      Leonard M. Paletz is a co-founder of the company, served as Chairman of the Board, President, Chief Executive Officer and Treasurer from 1977 until 1994 and has been a director since 1977. Mr. Paletz retired as an employee in 1994. Mr. Paletz retired as a director at our annual meeting of shareholders held on May 6, 2005.
      Jay A. Leitch, Ph.D. has been a director since 2003. He is Dean and Distinguished Professor of Agricultural Economics, College of Business Administration, North Dakota State University. Dr. Leitch has been a member of the faculty of North Dakota State University since 1981 and has served as a consultant to numerous government and private organizations.
      Darold D. Rath has been a director since 2003. He is the Senior Executive Partner of EideBailly LLP, a certified public accounting firm. Mr. Rath served as Managing Partner of EideBailly from 1981 to 2003 and has been involved in public accounting since 1967.
      Ronald G. Olson, 64, has been a director since May 2005. Mr. Olson is Chairman and Chief Executive Officer of D. Ventures Inc., which operates Clean ‘n’ Press stores in the Minneapolis area, positions he has held since 1990. Mr. Olson co-founded Grow Biz International, Inc. in 1986, a franchisor of value-oriented retail concepts that buy, sell, trade and consign merchandise under the store brands Play It Again Sports, Once Upon A Child, Plato’s Closet and Music Go Round. Mr. Olson served as President and Chief Executive Officer of Grow Biz from 1990 to 1999 and Vice Chairman from 1999 to 2000. Mr. Olson serves on the Board of Trustees of North Dakota State University.
Key Employees
      Dale D. Monson has been an employee since 1997. He was elected Vice President of Software Development in 2000 and Vice President of Information Systems and Technology and Chief Information Officer in 2001. Mr. Monson worked for Select Comfort Inc., a manufacturer of sleep support systems, from 1995 to 1997 as Project Manager and for Proex Photo Systems Inc., a retail photography firm, from 1990 to 1995 as Director of Information Systems.
      Douglas E. Johnson has been an employee since 2000. Mr. Johnson worked at Fingerhut Companies, Inc. from 1982 to 2000, where he held various marketing positions, including Director of Customer List Marketing.
      Mark S. Marney has been an employee since 2004. Mr. Marney co-founded The Golf Warehouse in 1997 and has served as its Chief Executive Officer since 1999. Mr. Marney was founder and president of Village Charters, Inc., a travel company, from 1977 to 1997.
      R. Michael Marney has been an employee since 2004. Mr. Marney co-founded The Golf Warehouse in 1997 and has served as its President since 1999. Mr. Marney was vice president of Village Charters, Inc., a travel company, from 1982 to 2000 and worked for Fox & Company, a public accounting firm, from 1976 to 1982. Mark S. Marney and R. Michael Marney are brothers.

PRINCIPAL STOCKHOLDERS
       The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2005, and as adjusted to reflect the sale of common stock offered in this offering, for:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person (or group of affiliated persons) who is known by us to beneficially own more than 5.0% of our common stock.

		Percentage

		Prior to
		This	After This
Name	Number	Offering(1)	Offering(1)

Directors and Executive Officers(2):
Gregory R. Binkley(3)	374,925	5.0%	3.8%
Charles B. Lingen(4)	229,572	3.1	2.3
John M. Casler(5)	170,750	2.3	1.7
William T. Sena	—	—	—
Gary Olen	—	—	—
Leonard M. Paletz	31,983	*	*
Jay A. Leitch	—	—	—
Darold D. Rath(6)	7,290	*	*
Ronald G. Olson	—	—	—
All directors and executive officers as a group (9 persons)(7)	814,520	10.4	7.9
Other Shareholders Owning More Than 5% of Our Common Stock:
Dalton, Greiner, Hartman, Maher & Co.(8)	598,351	8.4	6.2
565 Fifth Avenue, Suite 2101
New York, NY 10017
Mario Cibelli(9)	501,750	7.0	5.2
52 Vanderbilt Avenue, 4th Floor
New York, NY 10017
Babson Capital Management LLC(10)	462,450	6.5	4.8
One Memorial Drive
Cambridge, MA 02142-1300
Silver Capital Management, LLC(11)	401,577	5.6	4.2
220 East 42nd Street, 29th Floor
New York, NY 10017
Bjurman, Barry & Associates(12)	391,800	5.5	4.1
10100 Santa Monica Boulevard
Suite 1200
Los Angeles, CA 90067

*	Less than one percent.

(1)	Percentages are calculated on the basis of the number of shares outstanding on March 31, 2005 plus the number of shares issuable pursuant to options held by the individual, which are exercisable within 60 days after March 31, 2005.

(2)	The address of each director and executive officer is 411 Farwell Avenue, South St. Paul, Minnesota 55075.

(3)	Includes 30,000 shares held in the name of Mr. Binkley’s wife and 344,925 shares issuable upon the exercise of options.

(4)	Includes 228,635 shares issuable upon the exercise of options.

(5)	Includes 170,750 shares issuable upon the exercise of options.

(6)	Includes 5,550 shares held in the name of Mr. Rath’s wife.

(7)	Includes 744,310 shares issuable upon the exercise of options. Mr. Paletz retired as a director at our annual meeting of shareholders held on May 6, 2005 and Mr. Olson was elected a director to succeed him.

(8)	Based on a Schedule 13G filing dated February 10, 2005. Dalton, Greiner, Hartman, Maher & Co., a registered investment advisor, has sole power to vote 582,751 shares and sole power to dispose of 598,351 shares.

(9)	Based on a Schedule 13D filing dated December 30, 2004 filed by Mario Cibelli, Cibelli Capital Management, L.L.C. and Marathon Partners, L.P. Mr. Cibelli has sole power to vote and dispose of 501,750 shares. Cibelli Capital Management, L.L.C. and Marathon Partners, L.P. have shared power to vote and dispose of 465,000 shares.

(10)	Based on a Schedule 13G filing dated February 11, 2005. Babson Capital Management LLC, a registered investment advisor, has sole power to vote 454,950 shares, shared power to vote 7,500 shares, and sole power to dispose of 462,450 shares. Babson Capital Management LLC may be deemed the beneficial owner of the shares which are owned by investment advisory clients.

(11)	Based on a Schedule 13G/A filing dated February 3, 2005 filed by Silver Capital Management, LLC, Silver Capital Fund, LLC, Bruce Silver and Silver Capital Fund (Offshore) Ltd. Mr. Silver and Silver Capital Management, LLC have shared power to vote and dispose of 401,577 shares. Silver Capital Fund, LLC has shared power to vote and dispose of 103,273 shares. Silver Capital Fund (Offshore) Ltd. has shared power to vote and dispose of 48,786 shares.

(12)	Based on a Schedule 13G dated April 7, 2004 provided to us by Bjurman, Barry & Associates, George Andrew Bjurman and Owen Thomas Barry III. Bjurman, Barry & Associates, a registered investment advisor, has sole power to vote and dispose of 391,800 shares as of March 31, 2004. Messrs. Bjurman and Barry disclaim beneficial ownership of any shares attributed to Bjurman, Barry & Associates.

DESCRIPTION OF CAPITAL STOCK
       The following summary description of our capital stock is based on the provisions of our articles of incorporation and bylaws, our shareholder rights plan and certain provisions of the Minnesota Business Corporation Act, or the MBCA. This description does not purport to be complete and is qualified in its entirety by reference to the terms of our articles of incorporation and bylaws, our shareholder rights plan and Minnesota law. See “Where You Can Find More Information.”
General
      Our authorized capital stock consists of:

•	36,800,000 shares of common stock, par value $0.01 per share;

•	200,000 shares of Series A Preferred Stock, par value $0.01 per share; and

•	3,000,000 undesignated shares.
As of the date of this prospectus, there are no shares of Series A Preferred Stock and no undesignated shares outstanding.
Common Stock
      The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders and are entitled to cumulative voting in the election of directors. Under cumulative voting, each shareholder has the right to cast a number of votes equal to the number of shares owned multiplied by the number of directors to be elected and to cast such votes for a single candidate or distribute such votes among any number of candidates in any proportion as the shareholder may choose. Because of cumulative voting, shareholders owning less than a majority of our common stock may be able to elect one or more directors.
      Subject to the rights of holders of any Series A Preferred Stock and any undesignated shares, each share of common stock is entitled to participate equally in any distribution of the net assets made to the shareholders in liquidation and is entitled to participate equally in dividends if and when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the common stock unless, with respect to any undesignated shares, the board of directors grants preemptive rights. The outstanding shares of common stock are, and the shares offered hereby when issued will be, fully paid and non-assessable.
      Under our articles of incorporation, the voting shareholders have the power, by affirmative vote of the holders of a majority of the voting power of all shares entitled to vote: (a) when required by law, to authorize the sale, lease, exchange or other disposition of all or substantially all of our assets not in the ordinary course of business, (b) when required by law, to adopt an agreement or plan of exchange or merger, (c) to amend the articles of incorporation, or (d) to dissolve the company; provided that such actions are subject to a veto by shareholders owning more than 40% of the voting power of all shareholders entitled to vote.
Series A Preferred Stock
      Except as otherwise required by law, the Series A Preferred Stock have no voting rights. The holders of Series A Preferred Stock are entitled to receive, when and as declared by the board of directors, dividends at the same rate per share as dividends are paid to holders of our common stock. In the event of any liquidation, dissolution or winding up (including any acquisition of the company by merger or other form of reorganization or a sale of substantially all the assets), the holders of Series A

Preferred Stock are entitled to be paid out of funds available for distribution to shareholders an amount per share equal to the value of the liquidation proceeds times a fraction, the numerator of which is 19.4483 and the denominator of which is the number of shares of common stock then outstanding, provided that solely for purposes of calculating the liquidation preference, the liquidation proceeds shall not exceed $6,000,000. After setting apart or paying in full the liquidation preference to the holders of Series A Preferred Stock, the holders of common stock share ratably in all remaining assets available for distribution to shareholders to the exclusion of the holders of Series A Preferred Stock.
Undesignated Shares
      The board of directors, without action by the shareholders, is authorized to establish and designate classes or series of the undesignated shares and to fix the relative rights and preferences of such classes or series of shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the board of directors, without shareholder approval, may issue undesignated shares with terms that could adversely affect the voting power and other rights of the holders of our common stock.
      Our ability to issue undesignated shares could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of undesignated shares containing class-voting rights that would enable the holders of such series to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of undesignated shares having sufficient voting rights to provide a required percentage vote of the shareholders. Additionally, under certain circumstances, our issuance of undesignated shares could adversely affect the voting power of the holders of our common stock. Although the board of directors is required to make any determination to issue any undesignated shares based on its judgment as to the best interests of our shareholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over prevailing market prices. The board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law.
Shareholder Rights Plan
      On May 11, 1999, the board of directors adopted a shareholder rights plan pursuant to which one right was granted for each outstanding share of our common stock. Additionally, the plan provides that, unless the rights have been redeemed, one right will be granted for each share of common stock issued after the adoption of the plan and prior to the earlier of (i) the Distribution Date (as defined below) or (ii) May 11, 2009 (the termination date of the plan). Prior to the Distribution Date, no separate rights certificates will be issued and the rights are represented by the certificates evidencing our common stock and trade with any transfer of our common stock. The rights are not exercisable until the Distribution Date and will expire on May 11, 2009, unless earlier redeemed. None of the rights are currently exercisable and, until a right is exercised, the holder of a right has no rights as a shareholder.
      Each right, which becomes exercisable, if at all, upon the “Distribution Date” (i.e., the earlier of (i) ten days after a third party acquires 15% or more of our common stock (with certain exceptions) or (ii) ten business days after the commencement of a tender offer which would result in a third party owning 15% or more of our common stock), entitles the holder to purchase one share of our common stock by paying the exercise price of $33.33. After the Distribution Date, if a third party acquires 15% or more of our common stock, an Acquiring Person, then the holder of each right (other than an Acquiring Person) may purchase, upon payment of the exercise price, shares of our common stock with a market value equal to twice the exercise price. Similarly, if after the Distribution Date we are acquired in a merger or other business combination or we sell 50% or more of our assets or earning power, the holder of each right (other than an Acquiring Person) may purchase, upon payment of the exercise price, stock of the acquiring company with a market value equal to twice the exercise price.
      In general, the board of directors may redeem the rights in whole, but not in part, at a price of $.00066 per right at any time prior to ten days after the date a third party acquires 15% or more of our common stock.
      The shareholder rights plan may have certain anti-takeover effects. The rights may cause substantial dilution to a person that attempts to acquire us on terms not approved by the board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors prior to the date a third party acquires 15% or more of our common stock, since the rights may be redeemed by the board at any time within ten days after such date.
Minnesota Takeover Statutes
      Section 302A.673 of the MBCA generally prohibits Minnesota public corporations, including us, from engaging in any business combination with a shareholder owning 10% or more of our voting shares for a period of four years after such person became a 10% shareholder unless the business combination is approved by a committee of disinterested directors prior to the date such person became a 10% shareholder. Section 302A.675 of the MBCA provides in substance that a person making a takeover offer for us is prohibited from acquiring any additional shares within two years following the last purchase of shares pursuant to the offer unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares pursuant to the offer or (ii) our shareholders are afforded, at the time of the acquisition, a reasonable opportunity to dispose of their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.
      These provisions of Minnesota law, together with our shareholder rights plan and the ability to issue undesignated shares could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover if our board of directors determines that such a takeover is not in our best interests or the best interests of our shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell our stock at higher values.
      As permitted by Minnesota law, we have opted out of the provisions of Section 302A.671 of the MBCA (the Control Share Acquisition Statute), which generally requires shareholder approval of acquisitions of our common stock above specified thresholds and, accordingly, Section 302A.671 does not apply to us.
Indemnification of Certain Persons
      Minnesota law and our bylaws provide that we will, under certain circumstances and subject to certain limitations, indemnify our directors, officers and employees made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Limitations on Director Liability
      Our articles of incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Minnesota law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director’s duty of loyalty to us or our shareholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit and liability based on violation of state securities laws.
Transfer Agent and Registrar
      Corporate Stock Transfer, Inc. serves as the transfer agent and registrar of our common stock.

UNDERWRITING
       RBC Capital Markets Corporation and Roth Capital Partners, LLC are acting as managing underwriters of the offering, with RBC Capital Markets Corporation acting as the sole bookrunner. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed, severally, to purchase from us, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares

RBC Capital Markets Corporation
Roth Capital Partners, LLC

Total

      The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The underwriters are obligated to purchase all of the shares, other than those covered by the over-allotment option described below, if they purchase any shares. If one or more underwriters default on their obligation, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
Commissions and Expenses
      The underwriters have advised us that they propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.
      The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock from us.

	No	Full
	Exercise	Exercise

Per share	$	$
Total paid by us	$	$
      We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $550,000.
Over-Allotment Option
      We have granted to the underwriters an option to purchase up to an aggregate of 375,000 shares of our common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of shares from us proportionate to that underwriter’s initial commitment as indicated in the preceding table. We will be obligated to sell these shares to the underwriters to the extent the option is exercised.
Lock-Up Agreements
      We have agreed that, without the prior written consent of RBC Capital Markets Corporation, we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. Our executive officers and directors, other than Leonard M. Paletz, who retired as a director at our 2005 annual meeting of shareholders, have agreed under lock-up agreements not to, without the prior written consent of RBC Capital Markets Corporation, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any of our common stock for a period of 180 days from the date of this prospectus. RBC Capital Markets Corporation may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.
Indemnification
      We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.
      Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.
      Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.
      Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.
      Other than this prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Offers and Sales in Canada
      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.
Relationships
      Certain of the underwriters and their affiliates have performed, and may continue to perform, various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

LEGAL MATTERS
       The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for us by Chernesky, Heyman & Kress P.L.L., Dayton, Ohio. The underwriters have been represented by Cooley Godward llp, Palo Alto, California.
EXPERTS
       The consolidated financial statements and the related financial statement schedule incorporated by reference in this prospectus from the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2004 have been audited by Grant Thornton LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
       We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 under the Securities Act of 1933 that registers the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. In addition, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available at the office of the Nasdaq National Market at 1735 K Street, N.W., Washington, DC 20006.

INCORPORATION BY REFERENCE
       The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for information superseded by information in this prospectus or that is incorporated by reference to more recent documents, to the extent that they are inconsistent. We incorporate by reference the documents listed below:

•	our annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 17, 2005, as amended by our Form 10-K/ A filed with the SEC on May 12, 2005;

•	our current report on Form 8-K (other than information furnished rather than filed), filed with the SEC on February 25, 2005; and

•	the description of our common stock set forth in our registration statement on Form 8-A filed under the Securities Exchange Act of 1934 and any amendment or report filed for the purpose of updating that description.
      In addition, we incorporate by reference all documents we file with the SEC under Sections 13(a) or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and prior to the termination of the offering of the securities made hereby.
      Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.
      You should rely only on the information contained in this prospectus or on information to which we have referred you. We have not authorized anyone else to provide you with any information.
      We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address:
Chief Financial Officer
The Sportsman’s Guide, Inc.
411 Farwell Avenue
South St. Paul, Minnesota 55075
(651) 451-3030

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
The Sportsman’s Guide, Inc.
      We have audited the accompanying consolidated balance sheets of The Sportsman’s Guide, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Sportsman’s Guide, Inc. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
      Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying Schedule II of The Sportsman’s Guide, Inc. and subsidiaries is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 14, 2005, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ GRANT THORNTON LLP
Minneapolis, Minnesota
March 14, 2005 (except for Note J, as to which the date is April 28, 2005)

The Sportsman’s Guide, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2004

	(In thousands,
	except share amounts)
ASSETS
Current Assets
Cash and cash equivalents	$32,054	$8,616
Accounts receivable — net	3,034	3,955
Inventory	18,874	29,148
Promotional material	2,565	3,578
Prepaid expenses and other	1,871	3,123
Deferred income taxes	3,176	1,122

Total current assets	61,574	49,542
Property and Equipment — Net	2,248	2,693

Other Assets
Goodwill	—	17,176
Trade and domain name	—	10,200
Other intangibles	—	658

Total other assets	—	28,034

Total assets	$63,822	$80,269

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$18,950	$23,832
Accrued expenses	5,891	7,146
Income taxes payable	3,107	1,982
Deferred revenue	4,623	5,520
Returns reserve	2,240	2,318
Customer deposits and other liabilities	2,016	3,021

Total current liabilities	36,827	43,819
Long-Term Liabilities
Note payable — bank	—	5,000
Deferred income taxes	54	305
Other	133	83

Total long-term liabilities	187	5,388

Total liabilities	37,014	49,207
Commitments and Contingencies	—	—
Shareholders’ Equity
Common Stock — $.01 par value; 36,800,000 shares authorized; 7,239,481 and 7,097,746 shares issued and outstanding at December 31, 2003 and 2004	72	71
Additional paid-in capital	11,592	8,024
Accumulated other comprehensive income	—	232
Retained earnings	15,144	22,735

Total shareholders’ equity	26,808	31,062

Total liabilities and shareholders’ equity	$63,822	$80,269

The accompanying notes are an integral part of these consolidated financial statements.

The Sportsman’s Guide, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,

	2002	2003	2004

	(In thousands, except per share data)
Net sales	$179,315	$194,703	$232,462
Cost of sales	120,707	130,639	158,081

Gross profit	58,608	64,064	74,381
Selling, general and administrative expenses	51,983	54,467	62,122

Earnings from operations	6,625	9,597	12,259
Interest expense	(1)	—	(361)
Miscellaneous income (expense), net	(297)	24	(2)

Earnings before income taxes	6,327	9,621	11,896
Income tax expense	2,310	3,463	4,305

Net earnings	$4,017	$6,158	$7,591

Net earnings per share:
Basic	$.56	$.86	$1.07

Diluted	$.54	$.78	$.95

Weighted average common and common equivalent shares outstanding:
Basic	7,129	7,178	7,078

Diluted	7,501	7,935	7,985

The accompanying notes are an integral part of these consolidated financial statements.

The Sportsman’s Guide, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
	Common Stock		Additional	Stock	Other		Total
			Paid-In	Subscription	Comprehensive	Retained	Shareholders’	Comprehensive
	Shares	Amount	Capital	Receivable	Income	Earnings	Equity	Income

	(In thousands)
Balances at December 31, 2001	7,123	$71	$11,541	$(238)	—	$4,969	$16,343
Exercise of stock options	8	—	23	—	—	—	23
Payment of stock subscription receivable	—	—	—	238	—	—	238
Net earnings	—	—	—	—	—	4,017	4,017	$4,017

Total comprehensive income								$4,017

Balances at December 31, 2002	7,131	71	11,564	—	—	8,986	20,621
Exercise of stock options	256	3	650	—	—	—	653
Tax benefit related to exercise of stock options	—	—	554	—	—	—	554
Repurchase of common stock	(148)	(2)	(1,176)	—	—	—	(1,178)
Net earnings	—	—	—	—	—	6,158	6,158	$6,158

Total comprehensive income								$6,158

Balances at December 31, 2003	7,239	72	11,592	—	—	15,144	26,808
Exercise of stock options	291	3	1,088	—	—	—	1,091
Tax benefit related to exercise of stock options	—	—	1,070	—	—	—	1,070
Repurchase of common stock	(432)	(4)	(5,726)	—	—	—	(5,730)
Net earnings	—	—	—	—	—	7,591	7,591	$7,591
Other comprehensive income — marketable securities	—	—	—	—	232	—	232	232

Total comprehensive income								$7,823

Balances at December 31, 2004	7,098	$71	$8,024	$—	$232	$22,735	$31,062

The accompanying notes are an integral part of these consolidated financial statements.

The Sportsman’s Guide, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,

	2002	2003	2004

	(In thousands)
Cash flows from operating activities:
Net earnings	$4,017	$6,158	$7,591
Adjustments to reconcile net earnings to cash flows provided by operating activities:
Depreciation and amortization	1,579	1,322	1,431
Deferred income taxes	(1,049)	(832)	2,305
Tax benefit related to exercise of stock options	—	554	1,070
Change in deferred compensation	—	—	232
Loss on disposal of property and equipment	310	9	—
Other	13	6	9
Changes in assets and liabilities, net of acquisition:
Accounts receivable	(255)	(20)	(842)
Inventory	483	1,719	(4,009)
Promotional material	1,074	(25)	(842)
Prepaid expenses and other	(200)	(743)	(1,091)
Income taxes payable	(302)	1,225	(1,125)
Accounts payable	1,029	2,720	259
Accrued expenses	1,114	1,995	964
Customer deposits and other liabilities	1,414	2,266	1,463

Cash flows provided by operating activities	9,227	16,354	7,415
Cash flows from investing activities:
Purchases of property and equipment	(928)	(941)	(772)
Business acquisition	—	—	(30,442)
Other	—	14	—

Cash flows used in investing activities	(928)	(927)	(31,214)
Cash flows from financing activities:
Proceeds from note payable to bank	—	—	12,500
Principal payments on note payable to bank	—	—	(7,500)
Proceeds from exercise of stock options	23	652	1,091
Repurchase of common stock	—	(1,177)	(5,730)
Proceeds from payment of stock subscription receivable	238	—	—

Cash flows provided by (used in) financing activities	261	(525)	361

Increase (decrease) in cash and cash equivalents	8,560	14,902	(23,438)
Cash and cash equivalents at beginning of the year	8,592	17,152	32,054

Cash and cash equivalents at end of the year	$17,152	$32,054	$8,616

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$1	$—	$360
Income taxes	3,661	2,567	3,560
Cash received during the year for:
Income tax refund	$—	$—	$1,505
The accompanying notes are an integral part of these consolidated financial statements.

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1. Description of Business
      The Company is a multi-channel direct marketer of value-priced outdoor gear, general merchandise and golf equipment/ accessories. The Company markets its high-quality products through catalogs and ecommerce websites. The Company currently has two reportable business segments, The Sportsman’s Guide, or TSG, its original business, and The Golf Warehouse, or TGW, acquired in 2004.
      TSG markets and sells value-priced outdoor gear and general merchandise, with a special emphasis on outdoor clothing, equipment and footwear through catalogs and two ecommerce websites, www.sportsmansguide.com and www.bargainoutfitters.com. TGW markets and sells name-brand golf equipment, apparel and accessories through one ecommerce website, www.TGW.com, catalogs and one retail store.
      On June 29, 2004, the Company acquired The Golf Warehouse, L.L.C. The majority of TGW’s total orders are generated through the Internet. TGW’s first catalog was published in the winter of 2002.
      The significant accounting policies of both business segments, where applicable, are the same as described in the following paragraphs.
2. Consolidation
      The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
3. Revenue Recognition
      The Company recognizes sales at the time of shipment from its distribution center or from its factory-direct vendors’ distribution center. The Company records sales generated as a result of the Company’s factory direct or drop ship arrangements when the third-party factory direct vendor confirms to the Company the shipment to the Company’s customer. The Company records sales for gift certificates as gift certificates are redeemed for merchandise. Prior to redemption, the certificates are recorded as a liability for the full-face amount of the certificates. The Company records sales generated under the Buyer’s Club 4-Pay Plan at the time of shipment along with related shipping and handling revenue. Amounts billed to customers for shipping and handling are recorded as sales at the time of shipment and shipping costs are included in cost of sales. Sales include shipping and handling revenues of $23.5 million, $24.8 million and $27.1 million for the years ended December 31, 2002, 2003 and 2004.
      At the time of the shipment, the Company records a provision for anticipated merchandise returns, net of exchanges based upon historical experience and current expectations. The net provision charged against sales was $9.0 million, $9.2 million and $10.6 million during the years ended December 31, 2002, 2003 and 2004. Reserves for returns, net of exchanges, were $2.2 million and $2.3 million at December 31, 2003 and 2004.
      TSG’s customers can purchase one-year memberships in the Company’s Buyer’s Club for a $29.99 annual fee. TSG also offers two-year memberships for $59.97. Club members receive merchandise discounts of 10% on regularly priced items and 5% on ammunition. Membership fees are deferred and recognized in income as members earn discounts during the membership period. The member earns

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
discounts when the ordered merchandise has been shipped from the Company’s warehouse or from the Company’s factory direct vendors’ facility. The calculation of earned membership fees is performed at an individual customer level. At the time merchandise ordered by a club member is shipped, a portion of the club fee in an amount equal to the discount earned by the customer on the specific shipment is recognized in income. This is calculated for each shipment on an individual member basis until the program-to-date discounts earned equal the annual membership fee. Any remaining deferred or unearned membership fees are recognized in income after the expiration of the membership period. Any unearned membership fees are refundable to the customer at any time during the membership period. Members are entitled to the specified discounts throughout the membership period, but no other services are provided by the Company to members. Given the uncertain buying patterns of Buyer’s Club members, the Company believes it is appropriate to recognize in income a portion of each member’s club fee as the member orders merchandise and earns discounts even though this method can result in the Company recognizing in income the entire membership fee before expiration of the membership period. Membership fee revenue recognized was $8.6 million in 2002, $9.8 million in 2003 and $10.8 million in 2004.
4. Cost of Sales and Selling, General and Administrative Expenses
      The Company’s consolidated cost of sales primarily consists of merchandise acquisition costs, including related buying and inbound freight costs, as well as receiving, inspection, handling and distribution labor and material costs and third party shipping costs. A portion of the occupancy costs related to the fulfillment departments is included in cost of sales with the remaining portion of the occupancy costs and all related depreciation included in selling, general and administrative expenses.
      The Company’s consolidated selling, general and administrative expenses primarily consist of selling and marketing expenses, including amortization of deferred catalog costs and Internet advertising costs (inclusive of affiliate commissions) as well as order processing costs, depreciation/amortization and general and administrative expenses.
5. Cash and Cash Equivalents
      The Company considers all highly liquid temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company also considers credit card settlements in-transit as cash for reporting purposes. Cash equivalents at December 31, 2003 were invested in a money market fund and a tax-exempt money market fund. Cash equivalents at December 31, 2004 were invested in a money market fund.
6. Accounts Receivable
      Accounts receivable consist primarily of amounts owed for merchandise by customers utilizing a credit plan and amounts owed for list rental and other advertising services provided by the Company to third parties. The Company had an allowance for doubtful accounts of $146,000 and $124,000 at December 31, 2003 and 2004.

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
7. Inventory
      Inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost or market with the first-in, first-out method used to determine cost. The Company estimates a provision for damaged, obsolete, excess and slow-moving inventory based on inventory aging reports and specific identification. If actual experience is different from the Company’s estimate, the Company will adjust this provision accordingly.
8. Promotional Material and Advertising Costs
      Promotional materials consist of prepaid expenses for internal and third party direct costs incurred in the development, production and circulation of the Company’s catalogs. These costs are primarily composed of creative design, pre-press production, paper, printing, postage and mailing costs relating to the catalogs. All such costs are capitalized as prepaid promotional material and are amortized as advertising expense over the estimated useful lives of the catalogs. The amortization of the Company’s promotional materials is intended to match revenues with expenses. The estimated life of the catalog or expected period of future benefit ranges from four to six months from the in-home date of the catalog with the majority of the costs amortized within the first month. The Company estimates the in-home date to be one week from the known mailing date of the catalog.
      The ongoing cost of developing and maintaining the customer list is charged to operations as incurred. All other advertising costs, such as ads and affiliate commissions, are expensed as incurred.
9. Property and Equipment
      Property and equipment are stated at cost less accumulated depreciation and amortization. The Company capitalizes external and incremental internal costs of developing computer software for internal use that represent major enhancements and/or replacements of operating and management systems. Depreciation and amortization is computed using the straight-line method.
10. Goodwill, Intangible and Other Long-Lived Assets
      Intangibles, such as customer lists and non-compete covenants, with a definite life are amortized over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue.
      The remaining expected amortization of other intangible assets will be $658,000 for the next five years.
      The Company does not amortize goodwill or trade and domain names and reviews them for impairment on a regular basis, at least annually.
      There was no impairment charge recorded by the Company for the year ended December 31, 2004.
11. Stock Options
      The Company accounts for its stock options issued to employees under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, or the intrinsic value method. Stock options are granted at exercise prices equivalent to the fair market value of the underlying common stock on the date of grant.

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Accordingly, no compensation expense for stock options has been recognized in the Company’s consolidated financial statements. Pro forma information regarding net earnings attributable to common stockholders and net earnings per share attributable to common stockholders is required in order to show the Company’s net earnings as if the Company had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148. The fair values of options and shares issued pursuant to the Company’s option plans at each grant date were estimated using the Black-Scholes option-pricing model. Assumptions used in this model to generate estimated fair values include the expected dividend yield and price volatility of the underlying stock, risk-free interest rates, and estimated forfeitures and terms of the options. Differences in any of the above assumptions could change the initial fair value calculations. In particular, the estimates of the stock price volatility and the expected option terms generally have the most significant effect on the estimated initial fair value calculation. Material increases in the initial estimates of stock price volatility and/or expected option terms would typically increase the estimated fair value of an option. The following table illustrates the effect on net earnings and earnings per share as if the Company had applied the fair value method of accounting for stock options (in thousands, except per share data):

	Years ended December 31,

	2002	2003	2004

Net earnings as reported	$4,017	$6,158	$7,591
Deduct: Total stock-based employee compensation expense under the fair value method for all awards, net of related tax effects	(180)	(452)	(934)

Pro-forma net earnings	$3,837	$5,706	$6,657

Earnings per share:
Basic — as reported	$.56	$.86	$1.07
Basic — pro-forma	.54	.79	.94
Diluted — as reported	$.54	$.78	$.95
Diluted — pro-forma	.52	.73	.86
      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: zero dividend yield; expected volatility of 94% in 2002, 62% in 2003, and 48% in 2004; risk-free interest rates of 2.93% in 2002, 3.18% in 2003, and 2.87% to 3.87% in 2004; estimated forfeiture of 2% in 2002 and 2003 and 2% to 5% in 2004; and expected life of 5 years for 2002 and 2003 and 3 to 5 years for 2004. The weighted average number of shares outstanding, in thousands, for purposes of calculating the diluted — pro-forma earnings per share for 2002, 2003 and 2004 are 7,394, 7,811 and 7,757, respectively.
12. Net Earnings Per Share
      The Company’s basic net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive.
      For the years ended December 31, 2002, 2003 and 2004, 372,343, 756,901 and 906,782 common share equivalents were included in the computation of diluted net earnings per share.

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
      All options to purchase shares of common stock were included in the computation of diluted net earnings per share for the year ended December 31, 2004.
      Options and warrants to purchase 487,547 and 5,606 shares of common stock with a weighted average exercise price of $4.81 and $5.80 were outstanding at December 31, 2002 and 2003, but were not included in the computation of diluted net earnings per share because the exercise price exceeded the average market price of the common shares during the period.
13. Fiscal Year
      The Company’s fiscal year ends on the Sunday nearest December 31, but for clarity of presentation, all periods are described as if the year end is December 31. Fiscal years 2001, 2002 and 2003 each consisted of 52 weeks. Fiscal year 2004 consisted of 53 weeks.
14. Fair Values of Financial Instruments
      Due to their short-term nature, the carrying value of the Company’s financial assets and liabilities approximates their fair values.
15. Use of Estimates in Preparing Financial Statements
      Preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
NOTE B — PROPERTY AND EQUIPMENT
      Property and equipment consists of the following (in thousands):

	December 31,	December 31,	Estimated
	2003	2004	useful lives

Machinery, equipment and furniture	$5,553	$6,044	3-7 years
Leasehold improvements	1,968	2,557	Lease term
Computer equipment and accessories	2,985	3,466	3-5 years
Computer software	4,271	4,476	3-5 years

	14,777	16,543
Less accumulated depreciation and amortization	12,529	13,850

	$2,248	$2,693

NOTE C — CREDIT FACILITY
      On June 29, 2004, the Company entered into an amended Credit Agreement with Wells Fargo Bank, National Association providing a revolving line of credit up to $15.0 million and a term loan of $12.5 million, expiring on September 30, 2007. The revolving line of credit is for working capital and letters of credit and the proceeds from the term loan are for financing acquisitions of other business operations. Letters of credit may not exceed $10.0 million at any one time. Funding under the credit

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE C — CREDIT FACILITY (Continued)
facility, if combined borrowings under the line of credit and term loan exceed $20.0 million, is limited to a collateral base of 50% of eligible inventory plus 75% of eligible trade accounts receivable. Borrowings from the revolving line of credit and term loan bear interest at the bank’s prime rate less 0.15% or, at the Company’s option, fixed term LIBOR plus 2.5 percentage points, provided certain financial ratios are met. Under the terms of the credit agreement, repayments of the term loan were to be payable annually each September as follows: $2.5 million payable September 30, 2005, $5.0 million payable September 30, 2006 and $5.0 million payable September 30, 2007. The Company paid $7.5 million on the term loan in December 2004. The revolving credit line is collateralized by substantially all of the Company’s assets.
      All borrowings are subject to various covenants (while the term loan remains outstanding), which include funded debt to earnings before interest, income taxes, depreciation and amortization ratio and a fixed charge coverage ratio. The agreement also prohibits the payment of dividends to shareholders without the consent of the bank. As of December 31, 2003 and 2004, the Company was in compliance with all applicable covenants under the revolving line of credit agreement. The Company had no borrowings against the revolving credit line at December 31, 2003 and 2004. The Company had a remaining balance of $5.0 million against the term loan at December 31, 2004, which is payable September 30, 2007. Outstanding letters of credit were $2.5 million at the end of 2003 compared to $1.9 million at the end of 2004.
      The following is a summary of the credit facility (in thousands):

	Years ended December 31,

	2002	2003	2004

Borrowings at end of year	$—	$—	$5,000
Interest rate at end of year	4.25%	3.50%	4.82%
Maximum month-end borrowing during the year	$—	$—	$18,485
Average daily borrowing during the year	$—	$—	$7,873
Weighted average interest rate during the year	N/A	N/A	4.35%
Outstanding letters of credit at end of year	$2,619	$2,483	$1,876
NOTE D — ACQUISITION
      On June 29, 2004, the Company acquired 100% of the outstanding membership interests of The Golf Warehouse, L.L.C. from Falconhead Capital LLC, a private investment firm, and members of TGW management pursuant to a Membership Interest Purchase Agreement dated as of June 29, 2004. The purchase price for TGW was approximately $30.4 million and was funded from the Company’s working capital and borrowings under the Company’s credit facility with Wells Fargo Bank, National Association. The purchase price for TGW of $30.4 million consisted of $30 million for 100% of the outstanding membership interests and $0.4 million of transaction costs. No amounts of the purchase price are contingent upon future specified events, earnings or prices of securities.

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE D — ACQUISITION (Continued)
      The acquisition of TGW has been accounted for using the purchase method of accounting. The fair market value of the net assets acquired resulted in the following purchase price allocation (in thousands):

Net assets acquired, including:
Current assets	$6,674
Property and equipment	1,013
Liabilities assumed	(5,371)

Net assets acquired	2,316
Trade and domain name	10,200
Customer lists and non-compete agreements	750
Goodwill	17,176

Total purchase price	$30,442

      The acquisition transaction had the following net effect on the accompanying 2004 consolidated statement of cash flows (in thousands):

Fair value of net working capital acquired	$1,303
Fair value of property and equipment acquired	1,013
Purchase price assigned to:
Goodwill	17,176
Identifiable intangibles	10,950

Cash purchase price	$30,442

      Pursuant to the Membership Interest Purchase Agreement dated June 29, 2004, $4.0 million of the estimated purchase price was deposited into an escrow account to provide for post-closing adjustments, any breach of the sellers’ representations and warranties, or undisclosed liabilities. In accordance with and subject to the escrow agreement, the escrow agent shall distribute amounts (net of claims) from the escrow account to the Sellers as follows (in thousands):

90 days after closing date	$ 500
180 days after closing date	500
360 days after closing date	1,500
540 days after closing date	Remaining Funds
      As of December 31, 2004, there were no claims identified or pending with respect to the escrow funds, nor was Company management aware of any potential claims or escrow refund issues. Accordingly, the amounts deposited in the escrow account have been included in the total purchase price as management believes these amounts will be paid to the sellers without significant claim.
      Previously, the Company recorded the amounts in escrow related to the acquisition as a liability and restricted cash. Additionally, the accompanying cash flow statement has been changed to reflect cash paid in the acquisition of $30.4 million as indicated above. These changes have no effect on net earnings or net earnings per share as previously reported.
      The following unaudited pro forma summary represents the consolidated results of operations as if the TGW acquisition had occurred at the beginning of 2003. This presentation does not purport to be

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE D — ACQUISITION (Continued)
indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future.
      For the years ended December 31:

	2003	2004

Net sales	$237,129	$259,542
Net income	6,646	8,079
Basic net earnings per share	.93	1.14
Diluted net earnings per share	.84	1.01
NOTE E — INCOME TAXES
      The provision for income tax expense consists of the following (in thousands):

	Years ended December 31,

	2002	2003	2004

Current
Federal	$3,337	$4,253	$1,934
State	22	42	66

	3,359	4,295	2,000
Deferred
Federal	(1,049)	(832)	2,305

	$2,310	$3,463	$4,305

      Differences between income tax expense and amounts derived by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	Years ended
	December 31,

	2002	2003	2004

U.S. federal statutory rate	34.0%	34.0%	34.0%
State taxes	0.3	0.4	0.6
Other	2.2	1.6	1.6

	36.5%	36.0%	36.2%

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E — INCOME TAXES (Continued)
      The components of deferred taxes consist of the following (in thousands):

	December 31,	December 31,
	2003	2004

Current deferred tax assets (liabilities):
Inventory	$736	$682
Vacation accrual	174	214
Returns reserve	852	854
Promotional material	(238)	(732)
Prepaid expenses	(333)	(345)
Deferred revenue	1,547	—
Other	438	449

Current deferred tax asset	3,176	1,122
Long-term deferred tax assets (liabilities):
Internally developed software	(923)	(923)
Amortization of intangible assets	—	(347)
Depreciation	869	965

Long-term deferred tax liability	(54)	(305)

Net deferred tax asset	$3,122	$817

NOTE F — COMMITMENTS AND CONTINGENCIES

Lease and Other Commitments
      The Company has several long-term operating leases and other commitments related to facilities, office equipment and long-distance telephone services with varying terms.
      At December 31, 2004, future minimum commitments under the above agreements are as follows for the years ended December 31, (in thousands):

2005	$3,681
2006	3,584
2007	2,636
2008	1,810
2009	453
Thereafter	—

$12,164

      Rent expense was $2.5 million, $2.3 million and $2.4 million for the years ended December 31, 2002, 2003 and 2004.

Employment Agreements
      The Company has employment agreements with three of its officers. The agreements contain various terms and conditions including a provision for the officers to receive up to three years of base salary upon the occurrence of certain events as defined in the agreement. The officers’ agreements provide for automatic annual renewal unless two months’ prior written notice is provided by the Company or the officer.

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F — COMMITMENTS AND CONTINGENCIES (Continued)
      The Company has employment agreements with three TGW management employees. The agreements contain various terms and conditions including a provision for the employees to receive up to two years of base salary if their employment is terminated by the Company without cause. The agreements continue until terminated by the employee or the Company.
      In June 2002, the Company entered into an agreement with Gary Olen pursuant to which Mr. Olen provides services to the Company and has granted the Company the exclusive right to use his name and likeness. The agreement continues until June 30, 2007 and is automatically renewed for additional one-year terms unless either party gives one year’s notice of non-renewal. Under the agreement, the Company pays Mr. Olen an annual salary, which is subject to an annual cost of living adjustment, plus benefits. The Company paid Mr. Olen $25,000 in 2002, $50,000 in 2003 and $53,934 in 2004.

Profit Sharing Plan
      The Company has a 401(k) plan covering substantially all employees. The Plan allows the Company to make discretionary matching contributions to the plan. The Company made contributions of $110,000, $110,000 and $138,000 for the years ended December 31, 2002, 2003 and 2004.
      The Company has a nonqualified executive deferred compensation plan that provides supplemental retirement income benefits for a select group of management. This plan permits eligible employees to make salary and bonus deferrals that are 100% vested. The Company has an unsecured obligation to pay in the future the value of the deferred compensation along with a crediting rate that is adjusted to reflect the performance, whether positive or negative, of selected investment indices as requested by each participant and available under the plan, during the deferral period.

Legal Proceedings
      On July 9, 2004, the Company received a letter from NCR Corporation, or NCR, stating that NCR believed the Company may be infringing certain NCR patents, and offered a license to these patents “on commercially reasonable terms.” See Note J — Subsequent Events.
      In March 2003, the Company was notified by the Bureau of Industry, United States Department of Commerce, or BIS, that BIS had reason to believe that the Company violated Export Administration Regulations by exporting optical sighting devices for firearms and associated parts to Canada and other destinations without obtaining required authorization from BIS. BIS asserted that the Company committed 61 separate violations for shipments from October 1999 to March 2002. The Company settled this claim for $183,500 in December 2004.
      The Company is not a party to any pending legal proceedings other than litigation which is incidental to its business and which the Company believes will not have a material effect on its consolidated financial statements.

Other
      Several states, where the Company does not currently collect and remit sales and use taxes, have attempted to enact legislation that seeks to require out-of-state mail order companies to collect and remit such taxes. No assessments have been made against the Company and, to its knowledge, none has been threatened or is contemplated. The United States Supreme Court has held that such taxes place an

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F — COMMITMENTS AND CONTINGENCIES (Continued)
unconstitutional burden on interstate commerce, which may only be resolved by actions of the United States Congress.
NOTE G — RELATED PARTY TRANSACTIONS
      Previously, the Company loaned $238,000 to an officer of the Company to be repaid with interest at 5.69% per annum. In April 2002, the outstanding loan balance and accrued interest was paid in full.
NOTE H — SHAREHOLDERS’ EQUITY
      The Company has 40,000,000 authorized shares; 200,000 of Series A Preferred Stock, 36,800,000 of Common Stock and 3,000,000 undesignated shares. As of the fiscal years ended December 31, 2003 and 2004, the Company did not have any Series A Preferred Stock issued or outstanding. Except as otherwise required by law, the Series A Preferred Stock has no voting rights. The holders of Series A Preferred Stock are entitled to receive, when and as declared by the board of directors, dividends at the same rate per share as dividends are paid to holders of the Company’s common stock. In the event of any liquidation, dissolution or winding up (including any acquisition of the Company by merger or other form of reorganization or a sale of substantially all the assets), the holders of Series A Preferred Stock are entitled to be paid out of funds available for distribution to shareholders an amount per share equal to the value of the liquidation proceeds times a fraction, the numerator of which is 19.4483 and the denominator of which is the number of shares of common stock then outstanding, provided that solely for purposes of calculating the liquidation preference, the liquidation proceeds shall not exceed $6,000,000. After setting apart or paying in full the liquidation preference to the holders of Series A Preferred Stock, the holders of common stock share ratably in all remaining assets available for distribution to shareholders to the exclusion of the holders of Series A Preferred Stock.

Stock Repurchase Program
      On May 5, 2003, the Company announced that its board of directors authorized a plan to repurchase up to ten percent of its outstanding common stock in the open market or in privately negotiated transactions over the next 12 months. Under this plan, 148,425 and 389,466 shares of common stock at a total cost of $1.2 million and $5.1 million were repurchased during the years ended December 31, 2003 and 2004. The following table summarizes the Company’s repurchases of shares of common stock under this plan during the years ended December 31, 2003 and 2004:

			Total Number of	Maximum Number
			Shares Repurchased	of Shares that May
	Total Number		as Part of Publicly	Yet be Purchased
	of Shares	Average Price	Announced Plans	Under the Plans
Period	Purchased	Paid per Share	or Programs	or Programs

May 5 — December 31, 2003	148,425	$7.94	148,425	565,747
January 1 — May 5, 2004	389,466	13.22	389,466	—

Total	537,891	$11.76	537,891	—

      On May 13, 2004, the Company announced that its board of directors authorized a plan to repurchase up to ten percent of its outstanding common stock in the open market or in privately negotiated transactions over the next 12 months. Under this plan 43,868 shares of common stock at a

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE H — SHAREHOLDERS’ EQUITY (Continued)
total cost of $0.6 million were repurchased during the year ended December 31, 2004. The following table summarizes the Company’s repurchases of shares of common stock under this plan during the year ended December 31, 2004:

			Total Number of	Maximum Number
			Shares Repurchased	of Shares that May
	Total Number		as Part of Publicly	Yet be Purchased
	of Shares	Average Price	Announced Plans	Under the Plans
Period	Purchased	Paid per Share	or Programs	or Programs

May 13 — December 31, 2004	43,868	$13.28	43,868	662,266

Stock Options
      The Company has a stock option plan, or the 1991 Plan, which provides participating employees the right to purchase common stock of the Company through incentive stock options. A total of 52,500 shares of common stock were reserved for issuance under the 1991 Plan. Options issued under the 1991 Plan are exercisable over a ten year period from the date of grant. At December 31, 2004, 9,000 options were outstanding, all of which were exercisable.
      The Company has a non-qualified stock option plan, or the 1994 Plan, which provides for the issuance of options to purchase up to 150,000 shares of the Company’s common stock to certain employees, contingent upon meeting certain quarterly pre-tax earnings levels. Options under the 1994 Plan are exercisable over a ten year period from the date of grant. All outstanding options were exercised during the year ended December 31, 2004.
      The Company has an incentive stock option plan, or the 1996 Plan, which provides select key employees the right to purchase common stock of the Company through the exercise of options granted. A total of 900,000 shares of common stock were reserved for issuance under the 1996 Plan. Options issued under the 1996 Plan are exercisable over a ten year period from the date of grant. At December 31, 2004, a total of 485,853 options were outstanding, of which 418,191 options were exercisable.
      The Company has an incentive stock option plan, or the 1999 Plan, which provides select key employees the right to purchase common stock of the Company through the exercise of options granted. A total of 900,000 shares of common stock were reserved for issuance under the 1999 Plan. Options issued under the 1999 Plan are exercisable over a ten year period from the date of grant. At December 31, 2004, a total of 782,965 options were outstanding, of which 546,627 options were exercisable.
      The Company has a stock incentive plan, or the 2004 Plan, under which the Company may grant to select key employees awards in the form of stock options, restricted stock, stock equivalent units and cash performance units. A total of 900,000 shares of common stock were reserved for issuance under the 2004 Plan. Options issued under the 2004 Plan are exercisable over a ten year period from the date of grant. At December 31, 2004, a total of 736,500 options were outstanding, none of which were exercisable.

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE H — SHAREHOLDERS’ EQUITY (Continued)
      The following applies to options that are outstanding at December 31, 2004:

			Weighted		Weighted
		Weighted Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price

$ 1.67 — $ 1.97	335,752	6 years	$1.91	335,752	$1.91
$ 2.67 — $ 3.92	104,790	3 years	3.24	104,790	3.24
$ 4.33 — $ 4.50	561,276	6 years	4.44	441,276	4.42
$10.77 — $14.91	1,012,500	10 years	13.06	92,000	10.77

	2,014,318			973,818

      A summary of the stock option transactions during the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002		2003		2004

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	1,210,734	$3.01	1,575,609	$3.37	1,569,417	$4.80
Granted	375,000	4.50	276,000	10.77	736,500	13.91
Exercised	(7,500)	3.02	(257,192)	2.54	(291,599)	3.75
Canceled	(2,625)	4.20	(25,000)	3.49	—	—
Expired	—	—	—	—	—	—

Outstanding at end of year	1,575,609	$3.37	1,569,417	$4.80	2,014,318	$8.29

Options exercisable at end of year	941,233	$3.31	933,417	$3.48	973,818	$4.03

Weighted average fair value of options granted during the year		$4.00		$8.19		$6.03

Warrants
      In connection with a public offering of common stock in 1998, warrants to purchase 150,000 shares of common stock at $5.63 per share were issued. The warrants expired in February 2003.

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE I — SEGMENT INFORMATION
      The Company operates in two business segments. TSG markets and sells value-priced outdoor gear and general merchandise, with a special emphasis on clothing, equipment and footwear through main, specialty and Buyer’s Club Advantagetm catalogs and two ecommerce websites. TGW markets and sells golf equipment, apparel and accessories through one ecommerce website and catalogs. On June 29, 2004, TSG acquired 100% of the outstanding membership interests of The Golf Warehouse, L.L.C.
      Business Segment Comparisons (in thousands):

	Years ended
	December 31,

	2003	2004

Net Sales
The Sportsman’s Guide	$194,703	$207,221
The Golf Warehouse	—	25,241

Total	$194,703	$232,462

Earnings From Operations
The Sportsman’s Guide	$9,597	$10,692
The Golf Warehouse	—	1,567

Total	$9,597	$12,259

Depreciation and Amortization
The Sportsman’s Guide	$1,322	$1,214
The Golf Warehouse	—	217

Total	$1,322	$1,431

Capital Expenditures
The Sportsman’s Guide	$941	$546
The Golf Warehouse	—	226

Total	$941	$772

Assets
The Sportsman’s Guide	$63,822	$39,493
The Golf Warehouse	—	40,776

Total	$63,822	$80,269

NOTE J — SUBSEQUENT EVENTS
      As of March 1, 2005, the Company announced that its Board of Directors declared a 3-for-2 split of the Company’s common stock, in the form of a 50% stock dividend, paid on April 15, 2005 to shareholders of record on March 25, 2005. Cash was paid in lieu of issuing fractional shares based on the closing price of the Company’s common stock on the record date. All information in these consolidated financial statements concerning the number of shares of the Company’s common stock, per share amounts or other references to shares of common stock has been adjusted to reflect the 3-for-2 split.

The Sportsman’s Guide, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      Effective April 28, 2005, the Company entered into a patent license agreement with NCR under which NCR granted the Company and its affiliates a royalty-free, paid up license under specified patents and a covenant not to assert infringement with respect to all other NCR patents for a term extending until March 10, 2019. In connection with the license agreement, the Company will pay NCR a paid up license fee of $750,000, $250,000 upon execution and $500,000 by December 23, 2005.
NOTE K — ADVERTISING EXPENSE
      Selling, general and administrative expenses include advertising expenses of $29.2 million, $29.4 million and $32.9 million for the years ended December 31, 2002, 2003 and 2004.
NOTE L — INTERIM FINANCIAL INFORMATION (UNAUDITED)
      The following table provides certain unaudited financial information for each of the quarters shown:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(In thousands, except per share data)
2003
Net sales	$43,749	$38,041	$41,213	$71,700
Gross profit	14,197	11,944	12,541	25,382
Earnings from operations	1,467	1,042	1,117	5,971
Net earnings	957	646	710	3,845
Net earnings per share:
Basic	.13	.09	.10	.53
Diluted	.12	.08	.09	.47

2004
Net sales	$44,594	$38,861	$56,554	$92,453
Gross profit	14,128	12,137	16,415	31,701
Earnings from operations	1,782	1,208	1,851	7,418
Net earnings	1,167	797	1,069	4,558
Net earnings per share:
Basic	.16	.11	.15	.65
Diluted	.15	.10	.13	.57

Note:	The acquisition of The Golf Warehouse, L.L.C. was effective June 29, 2004. The third quarter of 2004 was the first quarter for inclusion of TGW’s net sales, operations and earnings.

The Sportsman’s Guide, Inc. and Subsidiaries
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C			Column D		Column E

		Additions

	Balance at	Charged to:	Charged to:
	Beginning	Costs and	Other Accounts —		Deductions —		Balance at
Description	of Period	Expenses	Describe		Describe		End of Period

	(in thousands of dollars)
Allowance for Doubtful Accounts
December 31, 2002	$211	$105	$—		$121	(B)	$195
December 31, 2003	$195	$56	$—		$105	(B)	$146
December 31, 2004	$146	$101	$—		$123	(B)	$124
Inventory Reserves
December 31, 2002	$1,138	$475	$—		$121	(C)	$1,492
December 31, 2003	$1,492	$70	$—		$211	(C)	$1,351
December 31, 2004	$1,351	$(356)	$160	(A)	$193	(C)	$962
Returns Reserve
December 31, 2002	$1,402	$9,040	$—		$8,704	(D)	$1,738
December 31, 2003	$1,738	$9,176	$—		$8,674	(D)	$2,240
December 31, 2004	$2,240	$10,570	$74	(A)	$10,566	(D)	$2,318

(A)	Represents the addition of The Golf Warehouse’s inventory reserve and returns reserve as a result of the acquisition on June 29, 2004.

(B)	Represents write off of bad debts.

(C)	Represents loss on inventory liquidations.

(D)	Represents actual net returns from customers.

2,500,000 Shares
THE SPORTSMAN’S GUIDE, INC.
Common Stock

PRICE $          PER SHARE

RBC Capital Markets	Roth Capital Partners

PROSPECTUS

                     , 2005.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered hereunder, all of which expenses will be paid by us. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC registration fee	$6,466.59
NASD filing fee	5,994.13
Printing expenses	175,000.00
Legal fees and expenses	225,000.00
Accounting fees and expenses	50,000.00
Blue sky fees and expenses	10,000.00
Transfer Agent and Registrar fees	5,000.00
Miscellaneous	72,539.28

Total	$550,000.00

Item 15.	Indemnification of Directors and Officers
      Under Section 302A.521 of the Minnesota Business Corporation Act, or MBCA, unless the articles of incorporation or bylaws otherwise provide, a corporation is required to indemnify its directors, officers and employees against judgments, penalties, fines, settlements and reasonable expenses (including attorneys’ fees) incurred in connection with legal proceedings if (i) they have not been indemnified by another organization, (ii) they acted in good faith, (iii) they received no improper personal benefit, (iv) in the case of any criminal proceeding, they had no reasonable cause to believe their conduct was unlawful and (v) generally speaking, they reasonably believed their conduct to be in the corporation’s best interests. A corporation shall advance expenses if the director, officer or other individual furnishes a written affirmation of his or her good faith belief that he or she has met the applicable statutory standards for indemnification, he or she furnishes a written undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation and a determination is made that the facts then known would not preclude indemnification. The registrant’s Bylaws provide indemnification to directors, officers, employees and agents to the full extent permitted by the MBCA.
      Under Section 302A.521, a corporation may purchase and maintain insurance on behalf of a person in that person’s official capacity against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of that section. The registrant maintains directors and officers’ liability insurance coverage.
      Section 302A.251 permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director through a provision in the corporation’s articles of incorporation, except liability for (i) breach of a director’s duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of unlawful distributions or violations of the Minnesota securities laws, (iv) any transaction from which the director derived an improper personal benefit or (v) any act or omission occurring prior to adoption of the provision in the articles providing for such limitation of liability. The registrant’s articles of incorporation provide that, to the fullest extent permitted by the MBCA, a director shall not be liable to the registrant or its shareholders for monetary damages for breach of fiduciary duty as a director.
      In addition, the underwriting agreement for this offering contains provisions indemnifying the registrant’s directors and officers against certain liabilities.
      The indemnification provisions noted above may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Securities Act of 1933.

Item 16.	Exhibits
      See Exhibit Index.

Item 17.	Undertakings
      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South St. Paul, State of Minnesota, on May 12, 2005.

THE SPORTSMAN’S GUIDE, INC.

By:	/s/ Gregory R. Binkley

Gregory R. Binkley
President and Chief Executive Officer
POWER OF ATTORNEY
       We, the undersigned directors and officers of The Sportsman’s Guide, Inc., do hereby constitute and appoint Gregory R. Binkley and Charles B. Lingen, or each of them, individually, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable The Sportsman’s Guide, Inc. to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date or dates indicated.

Signature	Capacity	Date

/s/ Gregory R. Binkley Gregory R. Binkley	President, Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2005

/s/ Charles B. Lingen Charles B. Lingen	Executive Vice President of Finance and Administration, Chief Financial Officer, Secretary/Treasurer and Director (Principal Financial and Accounting Officer)	May 12, 2005

/s/ William T. Sena William T. Sena	Chairman of the Board of Directors	May 12, 2005

Signature	Capacity	Date

/s/ Gary Olen Gary Olen	Director	May 12, 2005

/s/ Jay A. Leitch Jay A. Leitch	Director	May 12, 2005

/s/ Darold D. Rath Darold D. Rath	Director	May 12, 2005

/s/ Ronald G. Olson Ronald G. Olson	Director	May 12, 2005

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
2	.1(1)	Membership Interest Purchase Agreement, dated as of June 29, 2004 by and among TGW Acquisition Corporation, The Golf Warehouse, L.L.C., Sports Capital Partners, L.P., Sports Capital Warehouse, L.P., Sports Capital Partners (CEV), L.L.C., Marney Enterprises, Inc., Mark S. Marney, R. Michael Marney and Richard D. Marney.
4	.1(2)	Restated Articles of Incorporation as restated through March 5, 1997.
4	.2(3)	Bylaws.
4	.3(4)	Specimen of Common Stock certificate.
4	.4(5)	Rights Agreement dated as of May 11, 1999 between the registrant and Norwest Bank Minnesota, N.A., as Rights Agent.
5	.1*	Opinion of Chernesky, Heyman & Kress P.L.L., counsel to the registrant.
23	.1*	Consent of Grant Thornton LLP.
23	.2*	Consent of Chernesky, Heyman & Kress P.L.L. (included in Exhibit 5.1).
24	.1*	Power of attorney (included on the signature page to this registration statement).

*	Filed herewith.

(1)	Previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed on July 13, 2004 (No. 0-15767) and incorporated by reference herein.

(2)	Previously filed as Exhibit 3.1 to our Annual Report on Form 10-K, for the year ended December 27, 1996, filed on March 24, 1997 (No. 0-15767) and incorporated by reference herein.

(3)	Previously filed as Exhibit 3.2 to our Registration Statement on Form S-18 filed on April 1, 1986 (No. 33-4496C), as amended, and incorporated by reference herein.

(4)	Previously filed as Exhibit 4.1 to our Amendment No. 1 to our Registration Statement on Form S-18 filed on May 8, 1986 (No. 33-4496C) and incorporated by reference herein.

(5)	Previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed on May 12, 1999 (No. 0-15767) and incorporated by reference herein.